Exhibit 99.1

MINERA ANDES INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2010

March 28, 2011

TABLE OF CONTENTS

PRELIMINARY NOTES	3
DEVELOPMENT AND DESCRIPTION OF THE BUSINESS	5
ARGENTINA	13
RISK FACTORS	18
SAN JOSÉ MINE	25
LOS AZULES COPPER PROJECT	43
OTHER PROPERTIES	53
DIVIDEND POLICY	53
DESCRIPTION OF CAPITAL STRUCTURE	53
MARKET FOR SECURITIES	54
DIRECTORS AND OFFICERS	54
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	58
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	58
TRANSFER AGENT AND REGISTRAR	59
MATERIAL CONTRACTS	59
INTERESTS OF EXPERTS	60
AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS	60
ADDITIONAL INFORMATION	61
SCHEDULE “A”	62

PRELIMINARY NOTES

Basis of Presentation

Unless the context otherwise requires references to “Minera Andes”, the “Company”, “us”, “we” or “our” include Minera Andes Inc. and each of its subsidiaries.

The Company prepares and files its annual information form (“AIF”), consolidated financial statements and management discussion & analysis in United States (“US”) dollars and in accordance with Canadian generally accepted accounting principles.

Date of Information

All information in this AIF is as of December 31, 2010, unless otherwise indicated.

Exchange Rate Information

This AIF contains reference to United States dollars, Canadian dollars and Argentinean pesos.  All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars, Canadian dollars are referred to as “Canadian Dollars” or “C$” and Argentinean pesos are referred to as ARS$.

The high, low average and closing exchange rates for Canadian dollars in terms of United States dollars and Canadian dollars in terms of Argentinean pesos for each of the three years ended December 31, 2010, 2009, and 2008 as quoted by the Bank of Canada, were as follows:

Canadian dollar per United States dollar

	High	Low	Average(1)	Closing(1)
Year ended December 31
2010	1.0778	0.9946	1.0299	0.9946
2009	1.3000	1.0292	1.1420	1.0466
2008	1.2969	0.9719	1.0660	1.2246

Canadian dollar per Argentinean peso

	High	Low	Average(1)	Closing(1)
Year ended December 31
2010	0.2746	0.2423	0.2593	0.2423
2009	0.3633	0.2692	0.3037	0.2713
2008	0.3814	0.3050	0.3319	0.3464

(1)     Daily noon rates used in average and closing calculation.

On March 28, 2011, the Bank of Canada noon spot exchange rate for the purchase of one United States dollar using Canadian dollars was C$0.9758 (C$1.00=US$1.0248).

On March 28, 2011, the Bank of Canada noon spot exchange rate for the purchase of one Argentinean peso using Canadian dollars was C$0.2346 (C$1.00=ARS$4.2626).

Forward-Looking Statements and Information

Certain statements and information in this AIF, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws.  Such forward-looking statements or information include, but are not limited to, statements or information with respect to the cash from operations at the San José Mine and the future cash requirements of Minera Santa Cruz, the operating company of the San José Mine owned by Minera Andes (49%) and Hochschild Mining plc. (“Hochschild”), the estimated operating and capital costs of the San José Mine, the Company’s interest in the San José Mine being maintained at 49%, the future price of gold, silver, copper and other base metals, production estimates, estimation of mineral reserves, exploration and development capital requirements, our goals and strategies and the possible outcome of pending or contemplated litigation.  Often, these statements include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

In making the forward-looking statements and providing the forward-looking information included in this AIF, we have made numerous assumptions.  These assumptions include among other things, assumptions about the price of gold, silver, copper and other base metals, decisions to be made by our joint venture partner in respect of the management and operation of the San José Mine, anticipated costs and expenditures, future production and recovery, that the supply and demand for gold, silver and copper develop as expected, that there is no unanticipated fluctuation in interest rates and foreign exchange rates, that there is no further material deterioration in general economic conditions and that we are able to obtain the financing, as and when, required to, among other things, maintain our interest in the San José Mine.  Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate.  By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information.  Such risks, uncertainties and other factors include among other things the following: actions by, and our relationship with, our joint venture partner, including decisions regarding the amount and timing of future cash calls, that any cost overruns or cash shortfalls at the San José Mine may result in a requirement for additional investment by us, our lack of operating cash flow and dependence on external financing, availability of financing, as and when, required to meet any future cash calls in respect of the San José Mine (to maintain our interest therein), and to finance our day-to-day operations and planned growth and development, any decline in the price of gold, silver, copper and other base metals, changes in general economic and business conditions, interest rate and exchange rate fluctuations, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resources; operational and development risk; the speculative nature of mineral exploration and regulatory risks.

See this AIF for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information.  Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended.  Also, many of the factors are beyond our control.  Accordingly, readers should not place undue reliance on forward-looking statements or information.  We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this AIF except as may be required by law.  All forward-looking statements and information made in this document are qualified by this cautionary statement.

Cautionary Note to U.S. Investors — Information Concerning Preparation of Resource and Reserve Estimates

The AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. National Instrument 43-101- Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  These standards differ significantly from the requirements of the SEC, and reserve and resource information incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.  One consequence of these differences is that “reserves” calculated in accordance with Canadian standards may not be “reserves” under the SEC standards.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) in the CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as the same may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7.

Under U.S. standards mineralization may not be classified as a “reserve” unless a determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

Under SEC Industry Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three-year historical average precious metals prices are used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules and regulations thereunder.

DEVELOPMENT AND DESCRIPTION OF THE BUSINESS

Overview

Minera Andes Inc. was formed upon the amalgamation of Scotia Prime Minerals, Incorporated and Minera Andes Inc. pursuant to the Business Corporations Act (Alberta) on November 6, 1995.  Commencing on February 7, 2007, Minera Andes was listed on the Toronto Stock Exchange (the “TSX”) (symbol: MAI).  Prior to February 7, 2007 Minera Andes was listed on the TSX Venture Exchange (the “TSXV”), having initially been listed thereon on December 20, 1995.  Minera Andes’ common shares are also quoted on the NASD OTC Bulletin Board (symbol: MNEAF).

Our corporate head office is 99 George Street, 3rd Floor, Toronto, Ontario M5A 2N4 Canada, and our principal business address is Abraham Pizzi 5045, Barrio San Roberto — Dep. Rivadavia (5400) San Juan.  Our registered and records office and address for service is 3700-205 5 Avenue S.W., Calgary, Alberta, T2P 2V7, Canada.

Our principal business is the exploration and development of mineral properties, located primarily in the Republic of Argentina, with a focus on gold, silver and copper mineralized targets.  We carry on our business by acquiring, exploring and evaluating mineral properties through our ongoing exploration program.  Following exploration, we either seek to enter into joint ventures to further develop these properties or dispose of them if they do not meet our requirements.

We currently hold mineral rights and applications for mineral rights covering approximately 244,500 hectares (604,173 acres) in Argentina, however our principal assets currently consist of:

(i)                         a 49% interest in Minera Santa Cruz S.A. (“MSC”), which owns and operates the San José Mine, an operating silver and gold mine in Santa Cruz Province, Argentina, covering 50,491 hectares (not included in the acres noted above); and,

(ii)                      a 100% interest in the Los Azules Copper Project, a porphyry copper exploration project in San Juan Province, Argentina; and,

(iii)                   a portfolio of exploration properties in the prospective Deseado Massif region of Southern Argentina.

The following chart illustrates the Company’s subsidiaries, together with the governing law of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company, as well as the Company’s principal mineral properties.

As indicated above, the Company’s interest in the San José Mine is held by Minera Andes S.A. (“MASA”) and the Company’s interest in the Los Azules Copper Project is held by Andes Corporación Minera S.A. (“Andes Corp.”).

The San José Mine and History

The San José Mine is a silver-gold mine located in Santa Cruz Province, Argentina.  The San José Mine is a joint venture pursuant to which title to the assets is held by Minera Santa Cruz S.A. (“MSC”), an Argentinean company.  MSC is owned, as to 49%, by MASA and, as to 51%, by Hochschild Mining (Argentina) Corporation S.A., a subsidiary of Hochschild Mining plc (together with its affiliates and subsidiaries “Hochschild”).

The history of the San José Mine is as follows:

In October 2005 MSC completed a bankable feasibility study at the San José Mine that led to the development of the San José Mine.  In March 2006, an environmental impact assessment, the primary document for permitting the San José Mine, was approved by the province of Santa Cruz, Argentina and a final decision was made to place the San José Mine into production.  In March 2007, an aggressive exploration program was approved for the San José Mine by MSC, with an objective of adding new reserves and resources, and identifying new veins to increase mine life.  Pre-commissioning production commenced at the San José processing facility during the second half of 2007.

The Company’s interest in, and the affairs of, MSC are governed by an option and joint venture agreement dated March 15, 2001 between MASA and Hochschild, as amended by agreements dated May 14, 2002, August 27, 2002, September 10, 2004, and September 17, 2010, the (“OJVA”).  See “Option and Joint Venture Agreement”.

Under the OJVA we are entitled to appoint one of the three members of the Board of Directors of MSC and Hochschild is entitled to appoint the balance of the members of the Board of Directors of MSC.  The OJVA grants us a “veto” in respect of certain and very limited matters regarding the affairs of MSC and the operation of the San José Mine.  In particular, we have limited ability to control the timing or amount of cash calls and decisions made in that regard may have an adverse affect on our operations and financial position.  However, the OJVA grants the Company certain approval rights with respect to new project capital expenditures and exploration.

We have the right to receive, upon request, information regarding the San José Mine.  The Company’s personnel regularly communicate with MSC’s staff, make periodic visits to the mine and hold scheduled conference calls with MSC’s operations management twice a month.  In addition, a formal protocol for the transfer of information from MSC to Minera Andes was established during 2009, which has improved the quality and timeliness of information available to it regarding the operation of the San José Mine.

The construction of the San José Mine as a 750 tonnes per day facility and the subsequent expansion to a 1,500 tonnes per day facility was financed by the Company and Hochschild under successive project finance letter and loan agreements.

Financing for the initial development of the San José Mine was provided pursuant to a loan agreement dated September 10, 2004, as amended, (the “Shareholder Loan Agreement”) and was structured as loans to MSC by the Company and Hochschild in amounts proportionate to their shareholdings in MSC.  The amounts advanced under the Shareholder Loan Agreements are subordinated to those advanced under the Project Finance Loan Agreements and form part of our investment in MSC. The amounts advanced under the Shareholder Loan Agreement bear a fixed interest rate of 7.00%.

Definitive project finance loan documentation (the “Project Finance Loan Agreement”) was completed September 17, 2010 between the Company, MSC and by assignment, Hochschild Mining Holdings Limited (the “Hochschild Lender”), an affiliate of Hochschild Mining plc.

Prior to this date, project financing for the San José Mine was governed by an agreement dated June 29, 2007, as amended, (the “Project Loan Letter Agreement”) between the Company, MSC and by assignment, the Hochschild Lender.

Pursuant to the Project Finance Loan Agreement, which reflects earlier documentation, the Hochschild Lender and the Company agreed to provide MSC with a permanent secured project loan (the “Project Loan”) in the aggregate amount of $65 million.  The Project Finance Loan Agreement was structured as loans to MSC by the Company and the Hochschild Lender in amounts proportionate to their shareholdings in MSC.

The Project Finance Loan Agreement affirms the concepts of the Project Loan Letter Agreement, which provides that the loan to be made by the Company to MSC would be structured as (i) a loan by the Hochschild Lender to the Company (the “Project Loan Payable”); and (ii) a corresponding loan by the Company to MSC (the “Project Loan Receivable”) on the same terms as the preceding loan by the Hochschild Lender to the Company.  Both the Project Loan Payable and the Project Loan Receivable bear interest at the same rate and upon the same terms (including repayment).

The amounts owed under the Project Finance Loan Agreement by the Company to the Hochschild Lender are currently unsecured except that, as security for the loan made by the Hochschild Lender to the Company, the Company has pledged to the Hochschild Lender, its right to the repayment of the corresponding loans made by the Company to MSC. The amounts advanced under the Project Finance Loan Agreement bear a fixed interest rate of 7.00%.

The San José processing facility commenced production during the second quarter of 2007 and full commercial production of 750 metric tonnes per day (“MTPD”) was reached in the first quarter of 2008.  The first sale of metals from the San José Mine occurred in December 2007.

In August 2007, before achieving commercial production, MSC initiated a project to double the capacity of the San José processing facility.  In October 2008 capacity at the San José processing plant was increased from 750 MTPD to 1,500 MTPD.  The plant operated at an average daily rate of 1263 MTPD in 2009 and 1263 MTPD in 2010. Approximately 50% of the concentrate produced at the mill is converted on site to doré bullion.

On March 19, 2009 the San José Mine processing facility was connected to the national power grid through the construction of a 130 kilometer 132 kV electric transmission line.  Diesel generating capacity, which is sufficient to run the mill at its full capacity, remains on site as backup.

MSC purchased part of the equipment necessary to expand the concentrate leaching and electrowinning circuit so that 100% of the concentrates produced by the operation can be converted to doré on site.  Basic and detailed engineering have been completed, but construction of the project has been suspended because the completion of the circuit is not economically attractive given the current market conditions for concentrate sales.  As such, the related project and plant costs and plant have been impaired for accounting purposes by $5.7m USD during 2010.

In 2010 approximately 54,476 meters of core drilling in a total of 265 drill holes were completed at the San José Mine.  The 2010 drilling program represented a significant increase compared to the 2009 program, which consisted of approximately 25,094 meters of core drilling in a total of 115 drill holes.  Drilling focused primarily on eleven new veins discovered during the year.  The most important new veins are the Micaela and Sofia veins.  The veins are located in the main mine area.  In fill and step-out drilling was also completed on the Frea, Odin and Ayelén veins.  Outside of the main mine area, drilling was carried out on the Cerro Portugués, Aguas Vivas and Saavedra West to explore for new resources.

The 2011 exploration program at San José consists of surface geophysics and a diamond core drilling program totaling approximately 56,400 meters of drilling.  The goal of the 2011 exploration program is to upgrade existing resources to replace reserves depleted during 2010 and to discover new mineralized veins (new resources) on the San José property, which covers approximately 50,491 ha (124,700 acres).

The Los Azules Copper Project and History

The Los Azules Copper Project is an advanced-stage exploration project located in San Juan Province, Argentina.  The Los Azules Copper Project was previously subject to an option agreement between the Company, MASA, MIM Argentina Exploraciones S.A. (later known as “Xstrata Copper”) and Xstrata Queensland Limited (together with Xstrata Copper, “Xstrata”) dated November 2, 2007 (as amended by assignment and amending agreement dated May 15, 2009, collectively the “Los Azules Option Agreement”).  As of October 1, 2009, Xstrata elected not to exercise its one-time right to back in to a 51% interest in the project.  Consequently, Xstrata transferred those properties held by it and forming part of the Los Azules Copper Project to Andes Corp., a wholly owned subsidiary of the Company, and Xstrata no longer retains any ownership in or rights with respect to the project.  Minera Andes, through a wholly owned subsidiary, now owns 100% of the Los Azules Copper Project.  A portion of the Los Azules Project is currently the subject of litigation in the Supreme Court of British Columbia, which if resolved adversely to the Company may affect the Company’s ownership of the Los Azules Project.  See “Legal Proceedings and Regulatory Actions”.

The history of the Company’s involvement in the Los Azules Project is as follows:

In November 2005, the Company signed a term sheet with Xstrata Copper, in respect of the matters provided for in the Los Azules Option Agreement.

In May 2006, the Company reported the discovery of significant high-grade copper at its Los Azules Copper Project with an eleven hole drill program returning intervals up to 1.6% copper over 221 meters and 1% copper over 173 meters in separate holes.

In November 2007, the Los Azules Option Agreement was executed.  The Los Azules Option Agreement provided for the consolidation of adjoining properties owned indirectly by Minera Andes and Xstrata straddling a large copper porphyry system.

Between 2006 and 2008 the Company drilled 64 core holes totaling 11,572 meters at the Los Azules Copper Project and commenced preparation of the preliminary assessment contemplated by the Los Azules Option Agreement.

In September 2008, the Company completed a metallurgical testing program indicating that the mineralized material at the Los Azules Copper Project is amenable to conventional flotation recovery methods and that the overall metal recoveries and the copper concentrate grades are high.

Also, in September 2008, an independent resource estimate was completed in respect of the Los Azules Copper Project and a initial technical report (subsequently revised in January 2009) was prepared in accordance with NI 43-101 and filed.

In February 2009, the preliminary assessment was completed and the results thereof announced by news release dated February 5, 2009.  A technical report, in support thereof, was subsequently filed in March 2009.

On May 29, 2009, in accordance with the terms of the Los Azules Option Agreement, Minera Andes delivered to Xstrata the preliminary assessment, thereby exercising its earn-in option and acquiring a 100% interest in those properties comprising the Los Azules Copper Project held by Xstrata, subject to a one-time option held by Xstrata to back-in to a 51% interest in the Los Azules Copper Project.

On October 1, 2009, the back-in right expired, unexercised, and Minera Andes, through its wholly owned subsidiaries, now holds 100% of the Los Azules Copper Project, subject to litigation that is currently ongoing in the Supreme Court of British Columbia. See “Legal Proceedings and Regulatory Action”.

In December 2009, the Company initiated a seasonal drilling program at the Los Azules Copper Project and during the 2009-2010 field season 10,007 meters of diamond core drilling was completed in 23 drill holes.  The results of the drilling as well as an updated resource estimate were reported in an updated 43-101 Technical Report dated December 16, 2010.

In December 2010, the Company initiated a seasonal drilling program at Los Azules.  Results of the 2010-2011 drilling will be released as they become available.

Corporate Developments

In December 2005, Mr. Robert McEwen, Chairman and CEO of U.S. Gold Corp, and founder and former Chairman and CEO of Goldcorp Inc., agreed to invest a total of C$10 million in Minera Andes by private placement.

In March 2006, Mr. McEwen purchased 1.2 million shares of Minera Andes in the market at a price of C$1.10 per share.  In addition, in May 2006, Mr. McEwen exercised all the common share purchase warrants then held by him.  As a result, a total of 14,285,714 common shares were issued resulting in gross proceeds of C$7,857,143 to Minera Andes.  Mr. McEwen then held 30% of the then issued and outstanding common shares of the Company.

In February 2007, the Company’s shares were listed on, and commenced trading on, the TSX.  The Company’s shares were previously listed and traded on the TSXV.

In March 2007 and October 2007, the Company entered the Macquarie Credit Agreement.

Between December 2007 and February 2008, the Company completed private placements consisting of the issue of a total of 22,085,668 units, at a price of C$1.55 per unit, for gross proceeds of C$34.23 million.  The proceeds from the offering were primarily used to fund the Company’s share of the costs at the San José Mine and for exploration drilling and completing the preliminary assessment on the Los Azules Copper Project.

On August 5, 2008, Mr. McEwen joined the Board of Directors of the Company, upon exercise of a right to nominate an individual to the Board of Directors of the Company granted to him as part of the 2006 financing.

In February 2009 Mr. McEwen, completed the McEwen Financing, as a result of which Mr. McEwen held 37.3% of the issued and outstanding shares of the Company.  The proceeds from the McEwen Financing were used: (i) as to $11.3 million, to pay the Company’s portion of the cash call made by MSC in December 2008 in respect of the San José Mine; (ii) as to approximately $17.5 million, to repay all amounts due by the Company under the Macquarie Credit Agreement; and (iii) as to the balance, for general corporate purposes.

In connection with the McEwen Financing, Mr. McEwen was granted the right to appoint two additional directors, to the Company’s Board of Directors, which combined with Mr. McEwen’s existing rights to board representation entitles him to nominate a total of three directors to the Company’s board of directors.  On February 2, 2009 Mr. Clark resigned from the Company’s Board of Directors.  On February 23, 2009 Mr. Drummond resigned from the Company’s Board of Directors. On February 23, 2009, Mr. Richard Brissenden and Mr. Michael Stein were appointed to the Company’s Board of Directors, as nominees of Mr. McEwen.

On February 23, 2009 Mr. McEwen was appointed Executive Chairman of the Company.

On March 13, 2009 James K. Duff was appointed Chief Operating Officer of the Company.  Mr. Duff has more than 30 years of diverse international mining experience and is responsible for managing the Company’s interests in the San José Mine and the Los Azules Copper Project.

On June 18, 2009, following the Company’s annual general and special meeting, Robert R. McEwen was appointed President and Chief Executive Officer of the Company effective immediately, replacing Mr. Allen Ambrose.  Mr. Ambrose was re-elected to the Board of Directors of the Company.

The Company completed an equity offering on August 19, 2009, by way of short form prospectus pursuant to which Minera Andes issued 30,705,000 units, each unit consisting of one common share and one half of a common share purchase warrant at a price of C$1.25 per unit.  The equity offering was completed on a “bought deal” basis and resulted in net proceeds to the Company of approximately C$22 million.

On September 9, 2009, Brian Gavin, Vice President, Exploration of the Company submitted his resignation effective October 9, 2009.  On September 30, 2009, Nils Engelstad, formerly corporate legal counsel to the Company, was appointed Vice President, Corporate Affairs.

In February 2010, the Company announced that Perry Ing would be appointed CFO effective April 5, 2010.  Henry John, formerly CFO, will continue on as a consultant to the Company for a period of one year.

On March 17, 2010, the Company announced that it has received a Summons and Complaint in connection with a lawsuit commenced by affiliates of Hochschild against the Company (and a subsidiary) in the State of New York. The lawsuit pertained to the project finance loans made by Hochschild to MSC. Hochschild, among other claims, claims the Company refused to sign formal project loan documentation and caused undue delay in the same.  Neither party could receive any funds from MSC until such agreements were signed. In addition, no funds were due to Hochschild from the Company under these agreements unless such funds are first provided to the Company by MSC.

On April 1, 2010, the Company filed a Statement of Claim in the Supreme Court of British Columbia against TNR Gold Corp.  See “Legal Proceedings and Regulatory Actions”.

On September 17, 2010, Hochschild signed an agreement with the Company and its subsidiary, MASA, regarding the project financing loan provided by Hochschild to the San José Mine.  The parties also agreed to restructure the shareholder loan agreement.  The parties agreed to a repayment schedule for the project finance loan and the shareholder loan over a maximum period of eight years, with fixed interest rates of 7% per annum.  Future payments on both loans may be accelerated based on mine performance and metal prices.  Hochschild agreed to provide the Company the right to consent to certain extraordinary capital expenditures in certain limited circumstances.

On December 30, 2010, the Company issued an accelerated expiry notice to holders of 15,244,000 outstanding share purchase warrants which were issued pursuant to the “bought deal” underwritten financing completed on August 19, 2009.

Pursuant to the terms of the warrant indenture, the expiry of the warrants was accelerated to January 31, 2011 as the volume weighted average trading price of the underlying common shares listed on the TSX was greater than C$2.50 for 20 consecutive trading days.  15,213,733 warrants were exercised for proceeds of C$19 million and the remaining 30,267 unexercised warrants were cancelled.

On March 17, 2011, the Corporation announced that it intends to complete a spin-out its Los Azules Copper Project into a new publicly traded company. The spin-out transaction will be affected under a statutory plan of arrangement in the Province of Alberta (the “Arrangement”). Under the proposed terms of the Arrangement, the shareholders of Minera Andes will retain their common shares in Minera Andes and will be entitled to receive one common share of the new company for every share of Minera Andes held on the record date for the Arrangement. The completion of the Arrangement will be subject, among other things, to Toronto Stock Exchange, Court and shareholder approval; as well as, a favourable tax ruling from the Canada Revenue Agency. Additional prospective copper exploration assets currently owned by Minera Andes will be included with the Los Azules Copper Project in the Arrangement. Further details regarding the Arrangement will be set out in an Information Circular that will be sent to shareholders in advance of the extraordinary shareholders meeting, anticipated to be held in late June 2011 to seek approval for the Arrangement and related matters.

Production and Operations

The following table summarizes the total production and operation information for the San José Mine for the year ended December 31, 2010:

Production	2010 Total	2010 Fourth Quarter	2010 Third Quarter	2010 Second Quarter	2010 First Quarter
Ore production (metric tons)	461,134	135,710	112,681	116,259	96,484
Average head grade-silver (g/t)	397	475	423	368	293
Average head grade-gold (g/t)	6.14	6.34	6.42	5.81	5.92
Silver produced (ounces)	5,323,842	1,871,440	1,408,501	1,220,794	823,107
Gold produced (ounces)	84,303	26,141	22,025	19,707	16,430
Silver equivalent produced (ounces)	10,382,041	3,439,929	2,729,995	2,403,214	1,808,907
Net silver sold (ounces)	5,169,675	1,916,163	1,219,676	1,294,677	739,159
Net gold sold (ounces)	83,326	26,900	19,932	22,168	14,325

Note: Minera Andes has a 49% interest in the San José Mine

Reserves and Resources

The Company has estimated mineral resources and mineral reserves for the San José Mine and Los Azules Copper Project as follows:

Mineral Resource Estimates

Property	Category	Tonnes (000’s)		Ag (g/t)	Au (g/t)	AgEq (g/t)	AgEq (M oz)	TCu %
San José(1)	Measured	1,035		570	8.10	1,056	35.14
	Indicated	2,020		426	6.14	795	51.63
	Measured and Indicated	3,055		475	6.80	883	86.77
	Inferred	2,986		373	5.96	731	70.18
Los Azules(2)	Indicated	137	(3)	1.7	0.07			0.73
	Inferred	900		1.7	0.07			0.52

Notes:

(1)     Updated mineral resource estimates by P&E Mining Consultants Inc.  The MSC San José property December 31, 2010 resources and reserves were based on a gold (Au) price of $900/oz and silver (Ag) price of US$15/oz.  See “San José Mine - Mineral Resource and Mineral Reserve Estimates”, page 41.  Contains 100 percent of the resources, as of December 31, 2010.  Minera Andes’ ownership of the mine is 49%. Minera Andes calculates the silver / gold equivalency as 1 oz gold = 60 oz silver Equivalent.

(2)     From the Los Azules December 16, 2010 Technical Report.

(3)     Using a cut-off grade of 0.35% Total Copper.

Mineral Reserve Estimates

Property	Category	Tonnes (000’s)	Ag (g/t)	Au (g/t)	AgEq (g/t)	AgEq (M oz)
San José(1)	Proven	713	511	7.26	947	21.71
	Probable	756	394	5.45	721	17.52
	Proven and Probable	1,469	451	6.33	831	39.23

Notes:

(1)     Updated mineral reserve estimates by P&E Mining Consultants Inc.  The MSC San José property December 31, 2010 resources and reserves were based on a gold (Au) price of $900/oz and silver (Ag) price of US$15/oz.  See “San José Mine - Mineral Resource and Mineral Reserve Estimates”, page 41.  Contains 100 percent of the reserves, as of December 31, 2010.  Minera Andes’ ownership of the mine is 49%. Minera Andes calculates the silver / gold equivalency as 1 oz gold = 60 oz silver Equivalent.

Option and Joint Venture Agreement

Under the OJVA, MASA transferred all of its rights in the San José Mine to MSC, a newly formed company organized under the laws of Argentina and wholly owned by the Company.  In July 2003, Hochschild earned a 51% ownership interest in MSC by expending a total of $3 million, including a minimum of $100,000 per year on exploration targets.  Upon Hochschild acquiring a 51% ownership in MSC, Minera Andes elected to participate in the development of the San José Mine on a pro-rata basis.

The OJVA and the by-laws of MSC provide, in relevant part, that:

(i)                                     the Board of Directors of MSC shall, at all times, consist of three directors and that, in effect, two of such directors shall be nominated by Hochschild and one director shall be nominated by MASA;

(ii)                                  the Board of Directors of MSC shall meet at least once every calendar quarter, without any stipulation that a nominee of each of Hochschild and MASA be present;

(iii)                               at any meeting of the Board of Directors of MSC, each of MASA and Hochschild shall have that number of votes equal to the number of directors it is entitled to appoint;

(iv)                              MSC shall finance its operations and activities from such sources as the Board of Directors of MSC sees fit;

(v)                                 the only actions by MSC requiring unanimous approval of both MASA and Hochschild are (a) a sale of all or substantially all of the assets of MSC; (b) any amendment to the articles of MSC that would have an adverse effect on the rights of any particular shareholder to receive its share of the profits of MSC; (c) entering into any new line of business; (d) acquiring real property or conducting exploration, development or mining outside of the property initially transferred to MSC for the purposes of establishing the joint venture; or (e) any merger or other corporate combination involving MSC; and

(vi)                              in the event of a disagreement between Hochschild as “majority owner” and MASA as “minority owner”, concerning any act of MSC that requires the unanimous approval of the Board of Directors of MSC, Hochschild has the option to purchase all of the shares of MSC held by MASA for “fair value”.

The OJVA provides that MSC shall finance its operations from such sources as the Board of MSC shall determine, including by issuing additional shares.  In such event, each shareholder of MSC has a pre-emptive right to subscribe for its pro rata share of the additional shares.  Any shares not subscribed by a shareholder shall be offered to the other, participating, shareholder.  As a result, full exercise of a shareholder’s pre-emptive right (assuming full exercise by other shareholder) maintains its shareholdings in MSC at current levels while a failure to exercise its pre-emptive rights, in full, may result in dilution (the extent of such dilution depending on whether the other shareholder exercises its pre-emptive right and to what extent and whether such shareholder also purchases shares not purchased by the first shareholder).  Historically, a portion of the operating and capital costs of the San José Mine have been financed by issuing additional shares of MSC.

The OJVA also provides that it shall be the policy of MSC to maintain excess distributable cash and that unless the Board of MSC unanimously decides otherwise, MSC shall distribute, on a semi-annual basis all cash not reasonably required for operations or expansion.

Competitive Conditions

The base and precious metal mineral exploration and mining business is a competitive business.  The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive base and precious metal mineral properties.  The ability of the Company to acquire precious and base metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for metal development or mineral exploration.

Environmental Protection Requirements

The Company’s mining, exploration and development activities are subject to various levels of federal, provincial and state laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.  See “Risk Factors — Legal, regulatory and permitting requirements significantly affect our mining operations and may have a material adverse effect on our business, financial conditions, results of operations and cash flows”.

Employees

As at December 31, 2010, the Company had 18 employees and 3 contractors.

Foreign Operations Risks

The San José Mine and the Los Azules Copper Projects are both located in Argentina.  Any changes in regulations or shifts in political attitudes in such foreign country are beyond the control of the Company and may adversely affect its business.  Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety.  The effect of these factors cannot be accurately predicted.  See “Risk Factors — The Company is subject to risks relating to economic and political instability in Argentina”.

ARGENTINA

Recent Mining and Economic History in Argentina

Argentina is the second largest country in South America, over 2.7 million square kilometers in area.  In 1983, Argentina returned to a multiparty democracy, which brought an end to nearly a half century of military intervention and political instability.  The country then began to stabilize; however, it was not until 1989, with the election of the government under President Carlos Menem, that Argentina’s economy began to improve.  President Menem initiated economic reforms that included the privatization of many state companies and the implementation of the Convertibility Plan, which fixed the Argentine peso to the U.S. dollar at par.  Results of the reforms were positive; Argentina’s gross domestic product grew at up to 8% per annum in the early 1990s and inflation dropped to between

1% and 3% per annum.  However, following a recession in 1999 and 2000, a severe political and economic crisis occurred in late 2001.

Between 2003 and 2007, Argentina sustained a significant economic growth cycle, with an average annual growth rate of approximately 8%.  However, during the last quarter of 2007, economic growth in Argentina decreased, as a result of the current global financial crisis and in particular, significant reduction in commodity prices.

In 1993, the Mining Investments Act instituted a new system for mining investment to encourage mineral exploration and foreign investment in Argentina.  Key incentives provided by the Act include guaranteed tax stability for a 30-year period, 100% income tax deductions on exploration costs (in addition to the deductions available under the Income Tax Act (Canada)), accelerated amortization of investments in infrastructure, machinery and equipment, an exemption from the tax on “Minimum Presumed Income” and an exemption from import duties for capital goods, equipment and raw materials used in mining and exploration.  Repatriation of capital or transfer of profits is unrestricted.  Argentina’s mineral resources are subject to a provincial royalty capped at 3% of the “mouth of mine” value of production, which provinces are entitled to waive or reduce.

In January 2008, the Argentinean Government re-assessed regulations levying export duties on mining companies operating in the country, negatively affecting many operators.  This change in governmental policy and practice in respect of export duties did not impact the San José Mine as MSC is party to a fiscal stability agreement that specifically fixes the export duty for doré bars at 5% and at 10% for concentrates.

Property and Title in Argentina

The laws, procedures and terminology regarding mineral title in Argentina differ considerably from those in the United States and in Canada.  According to Argentine Political State Organisation, the mines (and their mineral thereof) belong to the provinces in which they are located, which grant the exploration permits and mine concessions to the applicants.

However, the rights, obligations, and procedures for the acquisition, exploration, exploitation, and use of mineral substances in Argentina are regulated by the federal government, pursuant to the National Mining Code (the “Mining Code”) while the Provinces have the power to regulate procedural aspects of the Mining Code through Provincial Mining Procedure Codes and to organise the concession and enforcement authorities.

In general, a similar concept applies to the environmental aspects related to mining activities.  Although the Mining Code regulates the main aspects of environmental regulations, the provinces act as enforcement authorities. Furthermore, in application of Section 41 of the Argentine Constitution, many provinces have also enacted additional environmental laws, which are directly or indirectly, applicable to mining activities.

The following summarizes the material aspects of Argentinean mining law.

Mining Code

The Mining Code establishes three classes of minerals, two of which are: (i) the main metalliferous substances such as gold, silver, copper, lead, etc. whose ownership is vested in the provincial government, which in turn grants exploitation concessions to private companies; and (ii) the other metalliferous substances, earthy minerals, industrial minerals, etc. that belong to the land owner.  Except for minerals described in preceding item (ii), mineral rights in Argentina are separate from surface ownership rights.  Creek bed and placer deposits, as well as abandoned tailings and mine waste rock deposits, are included in the latter mineral class.

Cateo

A cateo is an exploration concession which does not permit mining but gives the owner a preferential right to a mining concession for the exploitation of minerals discovered in the same area.  Cateos are measured in 500 ha unit areas.  A cateo cannot exceed 20 units (10,000 ha).  No person may hold more than 20 permits or 400 units in a single province.  The term of a cateo is based on its area: 150 days for the first unit (500 ha) and an additional 50 days for each unit thereafter.  After a period of 300 days, 50% of the area over four units (2,000 ha) must be relinquished.  At 700 days, 50% of the area remaining must be relinquished.  Extensions may be granted to allow for bad weather, difficult access, or similar issues.  Cateos are identified by a file number or dossier number.

Cateos are awarded by the following process:

(i)                           an application is made in respect of a designated area, describing a minimum work program and providing an estimate of the investment to be made and a schedule for exploration;

(ii)                        approval is granted by the province and a formal placement on the official map or graphic register is made provided, the requested area is not superseded by a previous mining right;

(iii)                    publication of the claim is made in the provincial official bulletin so as to notify third parties of the claim, and;

(iv)                    upon expiry of a period following publication in the official bulletin, the cateo is awarded.

The length of this process varies depending on the province, and often takes up to two years.  Applications are processed on a first-come, first-serve basis.  During the application period, the first applicant has rights to any mineral discoveries made by third parties in the area of the cateo without its prior consent.

Until August 1995, a “canon fee”, or tax, of ARS$400 per unit was payable upon the awarding of a cateo.  A recent amendment to the law requires that this canon fee be paid upon application for the cateo.  The canon fee for the cateo is paid once for the entire term of the exploration permit.

Manifestación de descubrimiento (elsewhere referred to as “manifestation of discovery”)

This is the status of a tenement in respect of which a discovery has been reported to the relevant authority during the exploration stage.  It is effectively a procedural stage between exploration rights being converted into mining rights. At this stage, the tenement boundaries are redefined to encompass the specific are of the discovery.

Mina

Although the prior grant of a cateo is not a pre-condition for the granting of a exploitation right, the most common way to acquire a mina is to discover a mine as a consequence of an exploration process under a cateo.  To convert an exploration concession to a mining concession, some or all of the area of a cateo must be converted to a “mina”. Minas are mining concessions which permit mining on a commercial basis.  The area of a mina is measured in “pertenencias”.  Each mina may consist of one or more pertenencias.  “Common pertenencias” are six ha and “disseminated pertenencias” are 100 ha (relating to disseminated deposits of metals rather than discrete veins).  Once granted, minas have an indefinite term assuming exploration development or mining is in progress in accordance with applicable law and the annual canon is paid.

To convert an exploration concession to a mining concession requires a declaration of manifestation of discovery wherein a point within a cateo must be nominated as a discovery point.  The manifestation of discovery is used as a basis for location of the pertenencias.  Manifestations of discovery do not have a definite area until pertenencias are proposed.  Within a period following designation of a manifestation of discovery, the claimant may do further exploration, if necessary, to determine the size and shape of the ore body.

Following a publication and opposition period and approval by the province, a formal survey of the pertenencias (together forming the mina) is completed.  A surveyed mina provides the highest degree of mineral rights in Argentina.

The application to the mining authority must include official cartographic coordinates of the mine location and of the reconnaissance area, and a sample of the mineral discovered.  The reconnaissance area, which may be as much as twice the surface area projection of the mine, is intended to allow for the geological extent of the ore body and for site layout and development.  Excess area is released once the survey plans are approved by the mining authority.

Once the application for a mine has been submitted, the holder of the mining concession may commence the mining operation, as long as the environmental impact assessment has been approved.  Any person may oppose to the granting of the mining concession, whether a holder of an overlapping cateo, a land-owner disputing the existence of the ore deposit or the class of the economic mineral, or a partner in the discovery who claims to have been neglected,

Within 30 days after the resolution of any dispute against the location, nature, or assignment of the mining concession, the holder of the mining concession must submit a legal survey of the properties (lots) requested for the mine, within the maximum property limits allowed by the Mining Code.  The request is published in the official bulletin and may also be subject to dispute.  Approval and registration of the legal survey request by the mining authority constitutes formal title of the mining property.

New mining concessions may also be awarded for mines that were abandoned or for which their original mining concessions were declared to have expired.  In such cases, the first person claiming an interest in the property will have priority.  A new mining concession will be awarded for the mine in the condition left by the previous holder.

The titleholder of a mine must fulfill three conditions as part of its mining concession in order to maintain its title in good standing: (i) payment of mining canons; (ii) provision of minimum investment; and (iii) reactivation of the mine if it is shut down for more than four years, if so demanded by the mining authority.

Mining canons are paid to the state (national or provincial) under which the mining concession is registered, and are paid in equal installments twice yearly.  The canon is set by national law according to the category of the mine.  In general, the canon due per year is ARS$80 per 6 ha pertenencia for common ore bodies held by the mining concession, or ARS$800 per 100 ha pertenencia for disseminated ore bodies.  Failure to comply with this obligation for fourteen months results in the cancellation of the mining right.  However, the titleholder can recover the mining right for a period of 45 days after being so notified by the Mining Authority, by paying the outstanding canon plus a fine equal to 20% of the unpaid canon.  The discoverer of the mine is exempt from paying canons for three years from the date on which formal title was awarded to the mine.

The holder of the mining concession must also commit to investing in the fixed assets of the property to a minimum of at least 500 times the value of the annual mining canon, over a period of five years.  In the first two years, 20% of the total required investment must be made each year.  For the final three years, the remaining 60% of the total required investment may be distributed in another manner.  The mining concession expires if the minimum required investment schedule is not met.  If the exploration or exploitation works at the mine are suspended for more than four years in a row, the mining authority can require the holder of the concession to prepare and undertake a plan to activate or reactivate work.  Failure to file such reactivation plan within 6 months results in the cancellation of the mining right.  Such work must be completed on the property within a maximum period of five years.

A new mining operation is entitled to national, provincial, and municipal tax exemptions for five years.  The exemptions commence with the awarding of formal title to the mine.  As discussed above, the Mining Investment Act has established a 30-year guarantee of fiscal stability for new mining projects and/or extension of existing projects which applies retroactively, once approved, to the date of presentation of the feasibility study for the project.  The law allows for accelerated depreciation of capital goods, deductions in exploration costs, and access to machinery and equipment at international prices.  Depreciation of infrastructure occurs over a three year time period (60% depreciation in the first year, 20% in the second and 20% in the third) while all other depreciation occurs in a straight-line method of 33.33%.

The major taxes that affect the mining sector are National Income Tax (35%), Gross Revenue Tax (1% of revenue (depending on province) and Mining Royalties (up to a maximum of 3% of the “mouth of mine” value of production, depending on the province).

Royalties and Export Taxes

Under the Mining Investment Act, Argentina’s mineral resources are subject to a provincial royalty capped at 3% of the “mouth of mine” (pit-head) value of production, which provinces are entitled to waive or reduce, provided the province on where the mineral resources are located adheres to said law.  The province of Santa Cruz, where the San José Mine is located, adhered to the Mining Investment Act by provincial law nº 2332.

In accordance to the applicable regulations, the Province of Santa Cruz is entitled to impose different royalty tax rates after evaluating the economic and social benefits that each particular mine operation brings to the Province, provided, the royalty does not exceed the 3% cap determined by the Mining Investment Act.

In that respect, the Province of Santa Cruz has issued local regulations setting for a range of royalties rates up to a maximum rate of 3% of the “mouth of mine” value of production applicable to mineral exploitation in the province.

In the specific case of MSC, the Provincial Mining Authority has established that doré from the San José Mine will be subjected to the 1.85% royalty rate and that concentrates and precipitates will be subjected to the 2.55% royalty rate.

Under the Mining Investment Act, MSC has been granted two tax stability certificates in relation to provincial and federal taxes in Argentina in respect of the San José Mine.  The stability certificates have a term of 30 years commencing on November 18th, 2005 (date of filing of feasibility study).

Under this general framework, the mining royalties and export duties applicable to the San José Mine can be summarized as follows:

(i)                                     the mining royalty is fixed at 1.85% of the pit-head value for doré and 2.55% for mineral concentrates or precipitates; and

(ii)                                the National Export Tax is fixed at 5% for doré and 10% for concentrates or precipitates although rebates are available if the final products are shipped from a Patagonian maritime port (depending on the port of exportation these rebates will be reduced to nil as from 2009 and 2010).

Environmental Regulation

The Environmental Protection Section of the Mining Code of Argentina, enacted in 1995, that each Provincial government monitor and enforce the laws pertaining to subscribed development and protection of the environment.

The National Constitution establishes that the Federal Government has to set the minimum standards. Provinces are entitled to strengthen those standards.

Provinces are allowed to withdraw areas from the normal cateo/mina process.  These lands may be held directly by the province or assigned to provincial companies for study or exploration and development.

A party wishing to commence or modify any mining-related activity as defined by the Mining Code, including prospecting, exploration, exploitation, development, preparation, extraction, and storage of mineral substances, as well as property abandonment or mine closure activity, must prepare and submit to the Provincial Environmental Management Unit (“PEMU”) an Informe de Impacto Ambiental or Environmental Impact Assessment (“EIA”) prior to commencing the work.  Each EIA must describe the nature of the proposed work, its potential risk to the environment, and the measures that will be taken to mitigate that risk.  The PEMU has a 60-day period to review and either approve or reject the EIA.  However, the EIA is not considered to be automatically approved if the PEMU has not responded within that period.  If the PEMU deems that the EIA does not have sufficient content or scope, the party submitting the EIA is granted a 30-day period in which to resubmit the document.

If accepted by the PEMU, the EIA is used as the basis to create a Declaración de Impacto Ambiental or Declaration of Environmental Impact (“DEI”) to which the party must swear to uphold during the mining-related activity in question.  The DEI must be updated every two years, with a report on the results of the protection measures taken.  If protection measures are deemed inadequate, additional environmental protection may be required.  Mine operators are liable for environmental damage. Sanctions and penalties for non-compliance to the DEI are outlined in the Environmental Protection Section of the Mining Code, and may include warnings, fines, suspension of environmental Quality Certification, restoration of the environment, temporary or permanent closure of activities, and removal of authorization to conduct mining-related activities.

Further to the provisions of the Mining Code on Environmental Protection, mining activities are also subject to other environmental regulations issued at the federal and provincial level (from the province in where such activities are carried out).

All mineral rights described above are considered forms of proprietary rights and can be sold, leased or assigned to third parties on a commercial basis.  As described before, cateos and minas can be forfeited if minimum work and investments requirements are not performed or if annual payments are not made.  Generally, notice and an opportunity to cure defaults is provided to the owner of such rights.

In the fall of 2009, Legislation was passed in the Province of Santa Cruz, Argentina that provides for the creation of a special interest area in which mining activities may occur.  Within the special interest area mining and processing activities would be restricted near cities and certain rivers and lakes.  As at the date of this AIF the Company does not anticipate that San José mine operations will be impacted.  Although certain of the Company’s grassroots explorations properties may be affected, the Company does not expect such restrictions to materially impact its exploration targets or exploration plans.  The provincial government has not issued the administrative regulations to accompany the legislation.  As such, no assurances can be made and the Company does not believe it is possible at this time to fully assess the impacts of this legislation.

RISK FACTORS

We do not control (jointly or otherwise) the San José Mine and have no control over the timing or amount of future cash calls.

We hold 49% of the voting shares of MSC and Hochschild holds the balance.  The Board of MSC consists of three members, only one of which is a nominee of Minera Andes.  Hochschild is entitled to appoint the balance of the members of the Board of Directors of MSC.  The OJVA grants us a “veto” in respect of certain and very limited matters regarding the affairs of MSC and the operation of the San José Mine.  Accordingly, MSC and the San José Mine are under the control of Hochschild.

As a result, we have a limited, if any, ability to control the timing or amount of cash calls or any other matter relating to the management of MSC and the San José Mine and decisions made in that regard may have an adverse effect on our operations and financial position.

Furthermore, the OJVA provides that the Board of MSC may elect to raise additional funds by issuing shares of MSC, and in such event, each shareholder of MSC shall have a pre-emptive right to subscribe and pay for its pro rata share of such additional shares of MSC.  Historically, MSC’s operations have been financed in this manner.  Any shares not purchased by Minera Andes pursuant to its pre-emptive right may be purchased by Hochschild.  Accordingly, in the event of a cash call by MSC financed by share subscriptions, a failure by Minera Andes to exercise its pre-emptive right, in full or at all, may result in a reduction of the Company’s interest in the San José Mine.

There can be no assurance that if a cash call is made, we will have the funds available to satisfy such cash call when due and that our interest in the San José Mine will not be reduced accordingly.

We may continue to be dependent on external financing.

The OJVA provides that it shall be the policy of MSC to maintain excess distributable cash and that unless the Board of MSC unanimously decides otherwise, MSC shall distribute, on a semi-annual basis all cash not reasonably required for operations or expansion. Despite operational cash-flow and repayment of loans from MSC, there can be no assurance if and when cash distributions will be received from MSC, or if such distributions will be sufficient by themselves to fund our continuing exploration and development activities.

As a result we may continue to depend on third party financing to pay future cash calls by MSC, fund future working capital, capital expenditures, operating and exploration costs and other general corporate requirements.  Failure to obtain sufficient financing, as and when required, may result in a delay or indefinite postponement of exploration, development or production on any or all of our properties or even a loss of our assets.  There can be no assurance that additional capital or other types of financing will be available or that, if available, the terms of such financing will be favourable to the Company.

A substantial or prolonged decline in metal prices, particularly gold, silver or copper, would have a material adverse effect on us.

The price of our common shares, our financial results, and our exploration, development and mining activities have previously been, and may in the future be, significantly adversely affected by declines in metal prices.  Metal prices are volatile and are affected by numerous factors beyond our control such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mining countries throughout the world.  Any future serious decline in the price of metals could adversely impact our future revenues, profits and cash flows.  In particular, sustained low metal prices could:

•                 reduce cash from operations at the San José Mine, requiring additional investment by, or loan from, the Company;

•                  cause suspension of the development of mine development at the San José Mine;

•                  delay or render uneconomic development of our Los Azules Copper Project;

•                  reduce or eliminate our ability to obtain credit;

•                  force us to lose our interest in, or to sell, all or some of our properties;

•                  halt or delay the development of new projects; and

•                  reduce funds available for exploration.

Furthermore, declining commodity prices could impact our operations by requiring a re-assessment of the feasibility of any of our projects.  Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.  In addition, mineral reserve calculations and life-of-mine plans using significantly lower metal prices could result in reduced estimates of mineral reserves and non-reserve mineral resources and in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

Global economic conditions combined with our financial position could make financing our operations and business strategy more difficult.

The Company had a net income of $23.2 million for the year ended December 31, 2010 compared to a net income of $4.1 million for the year ended December 31, 2009.  Although we have been generating income, there is no assurance that we will not incur losses in the future.  Numerous factors, including declining metal prices, lower than expected ore grades or higher than expected operating costs (including increased commodity prices), and impairment write-offs of mine property and/or exploration property costs, could cause us to continue to be unprofitable in the future.

In the short term, these factors may impact our ability to obtain equity or debt financing in the future and, if obtained, on terms favourable to us.  In the longer term these factors could have important consequences, including the following:

•                                         increasing our vulnerability to general adverse economic and industry conditions;

•                                          limiting our ability to obtain additional financing to fund future working capital, capital expenditures, operating and exploration costs and other general corporate requirements;

•                                          limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and

•                                          placing us at a disadvantage when compared to our competitors that have cash flow from operations.

We are subject to fluctuations in currency exchange rates, which could materially adversely affect our financial position.

We maintain most of our working capital in Canadian and United States dollars.  However, a significant portion of our operating costs are incurred in Argentinean pesos.  Accordingly, we are subject to fluctuations in the rates of currency exchange between the Canadian, United States dollar and Argentinean peso, and these fluctuations could materially affect our financial position and results of operations as construction, development and other costs may be higher than anticipated.  Specifically, the costs of goods and services could increase due to changes in the value of the Canadian dollar, the United States dollar, or the Argentinean peso.  Consequently, operation and development of our properties might be more costly than we anticipate.

The Company is subject to risks relating to economic and political instability in Argentina.

All of the Company’s material properties are located in Argentina. There are risks relating to an uncertain or unpredictable political and economic environment in Argentina.

During an economic crisis in 2002 and 2003, Argentina defaulted on foreign debt repayments and on the repayment on a number of official loans to multinational organizations.  In addition, the Government has renegotiated or defaulted on contractual arrangements.

In January 2008, the Argentinean Government reassessed its policy and practice in respect of export duties and began levying export duties on mining companies operating in the country.  Although this particular change does not affect the Company as its fiscal stability agreement explicitly fixes export duties at 5% for doré bars and 10% for concentrates, there can be no assurance that the Argentinean Government will not unilaterally take other action which could have a material adversely affect the Company’s interests in Argentina, including in particular the San José Mine.

There also is the risk of political violence and increased social tension in Argentina and Argentina has experienced periods of civil unrest, crime and labour unrest.

Certain political and economic events such as acts or failures to act by a government authority in Argentina, and acts of political violence in Argentina, could have a material adverse effect on the Company’s ability to operate.

There have been recent indications in Argentina that refunds of VAT (IVA) may be delayed.  Delays in the payment of VAT refunds may have an impact on the cash flow from the operations of MSC.

Estimates of mineral reserves and mineral resources could be inaccurate.

The figures for mineral reserves and mineral resources contained in this AIF are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably.  There are numerous uncertainties inherent in estimating proven and probable mineral reserves and measured, indicated and inferred mineral resources, including many factors beyond our control.  The estimation of reserves and resources is a subjective process and the accuracy of such estimates is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation, which could prove to be unreliable.  These estimates may not be accurate and there can be no assurance that mineral reserves and resources can be mined or processed profitably.  Short-term operating factors relating to mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades may cause the mining operation to be unprofitable in any particular accounting period.  In addition, there can be no assurance that gold, silver or copper recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in metal prices, results of drilling, metallurgical testing, production costs or recovery sales, and the evaluation of mine plans subsequent to the date of any estimate could require revision of reserve and resource estimates.  The volume and grade of mineral reserves mined and processed and recovery rates might not be the same as currently anticipated.  Any material reduction in estimates of mineral reserves and resources, or our ability to extract these mineral reserves and resources, could have a material adverse effect on our further cash flow, results of operation and financial condition.

Mining activities are subject to a number of risks and hazards that may result in damage to property, delays and possible legal liability.

The Company’s business operations are subject to risks and hazards inherent in the mining industry.  The exploration for and the development of mineral deposits involves significant risks, including:

•                                          environmental hazards;

•                                          discharge of pollutants or hazardous chemicals;

•                                          industrial accidents;

•                                         labour disputes and shortages;

•                                          supply and shipping problems and delays;

•                                          shortage of equipment and contractor availability;

•                                          difficulty in applying technology such as bio-oxidation processing;

•                                          unusual or unexpected geological or operating conditions;

•                                          cave-ins of underground workings;

•                                          failure of dams;

•                                          fire;

•                                          marine and transit damage and/or loss;

•                                          changes in the regulatory environment; and

•                                          natural phenomena such as inclement weather conditions, floods and earthquakes.

These or other occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, delayed production, monetary losses and possible legal liability.  We could (directly or through a project in which we have an interest) incur liabilities as a result of pollution and other casualties.  Satisfying such liabilities could be very costly and could have a material adverse effect on our financial position and results of operations.

We need to continually discover, develop or acquire additional mineral properties and a failure to do so would adversely affect our business and financial position in the future.

Mineral exploration, in which we are significantly engaged at this time, both directly and indirectly, is highly speculative, involves substantial expenditures, and is frequently unsuccessful.  Few prospects that are explored end up being ultimately developed into producing mines.  To the extent that we continue to be involved in exploration, the long-term success of our operations will be related to the cost and success of our exploration programs.  We cannot assure you that our exploration efforts will be successful.  The success of exploration is determined in part on the following factors:

•                                          the identification of potential mineralization based on superficial analysis;

•                                          availability of prospective land;

•                                          availability of government-granted exploration and exploitation permits;

•                                         the quality of our management and our geological and technical expertise; and

•                                          the availability of capital for exploration and development.

Substantial expenditures are required to determine if a project has economically mineable mineralization.  It could take several years to establish proven and probable mineral reserves and to develop and construct mining and processing facilities.  As a result of these uncertainties, we cannot assure you that current and future exploration programs will result in the discovery of mineral reserves, the expansion of existing mineral reserves and the development of mines.

Whether income will result from projects undergoing exploration and development programs depends on the successful establishment of mining operations.  Factors including costs, actual mineralization, consistency and reliability of ore grades and commodity prices affect successful development.

Developed mines have limited lives based on proven and probable mineral reserves.  The ability to maintain or increase annual production depends in significant part on the identification of new reserves and resources.

Legal, regulatory and permitting requirements significantly affect our mining operations and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our activities are subject to numerous environmental laws, regulations and permitting requirements that can delay production and adversely affect operating and development costs.  Compliance with existing regulations governing the discharge of materials into the environment, or otherwise relating to environmental protection, in the jurisdictions where we have projects or interests in projects may have a material adverse effect on our exploration activities, results of operations and competitive position.  New or expanded regulations, if adopted, could affect the exploration or development of these projects or otherwise have a material adverse effect on operations.  To the extent such approvals are required and not obtained, the Company or any operator of a project in which we have an interest, may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties, or projected production commencement dates, production amounts and costs could be adversely affected.

Mining operations require mining and other permits from the government.  These permits may not be issued on a timely basis or at all, and such permits, when issued, may be subject to requirements or conditions with which it is burdensome or expensive to comply.  Furthermore, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of existing permits, additional permits for any possible future changes to operations, or additional permits associated with new legislation.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  Due to an increased level of non-governmental organization activity targeting the mining industry, the potential for the government to delay the issuance of permits or impose new requirements or conditions upon mining operations may be increased.  Environmental legislation is evolving in a manner which will likely require strict standards and enforcement, increased time and penalty for non-compliance, more stringent environmental assessments or proposed projects and a heightened degree of responsibilities for companies and their officers, directors and employees.  Any changes in government policies may be costly to comply with and may delay mining operations.  The exact nature of other environmental control problems, if any, which we (or any operator of a project in which we have an interest) may encounter in the future, cannot be predicted, primarily because of the changing character of environmental requirements that may be enacted within various jurisdictions.

To the extent that we (or any operator of a project in which we have an interest) are subject to any such changes, they may have a material adverse effect on our operations.  Environmental hazards may also exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

As a result of the foregoing risks, project expenditures, production quantities and rates and cash operating costs, among other things, could be materially and adversely affected and could differ materially from anticipated expenditures, production quantities and rates, and costs. In addition, estimated production dates could be delayed materially.  Any such events could materially and adversely affect our business, financial condition, results of operations and cash flows.

We currently do not have a hedging program.  Implementation of a hedging program might be unsuccessful and incur losses.

We do not have a hedging program nor do we have plans to engage in hedging activities in the future.  Hedging activities are intended to protect a company from fluctuations in the price of metals and to minimize the effect of declines in metal prices on results of operations for a period of time.  However, if we do implement a hedging program in the future, we may be prevented from fully benefiting from higher spot market metal prices to the extent that production is hedged.

Changes in, new, or more aggressive enforcement of, laws, regulations and government practices could adversely impact the Company’s business

Mining operations and exploration activities are subject to extensive laws and regulations, both in Argentina where mining operations and exploration activities are conducted and in our home jurisdiction, Canada.  These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, social responsibilities and sustainability, and other matters.

We are subject to litigation risks.

All industries, including the mining and exploration industry, are subject to legal claims, with and without merit.  Defence and settlement costs can be substantial, even with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have a material adverse effect on title to our properties, our financial position and results of operations.  See also “Legal Proceedings and Regulatory Actions”.

We face competition from other mining companies in connection with the acquisition of properties.

We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious metals.  The majority of these companies have greater financial resources, operational experience and technical capabilities.  As a result of this competition, we might be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

Title to our mineral properties could be challenged.

We periodically confirm the validity of our title to, or contractual rights with respect to, each mineral property in which we have a material interest.  However, we cannot guarantee that title to our properties will not be challenged.  Our mineral properties (including those in which we have an interest) could be subject to prior unregistered agreements, transfers or claims, and title could be affected by, among other things, undetected defects or mistakes.  In addition, we (or any operator of a property in which we have an interest) might be unable to operate our (or their) properties as permitted or to enforce our (or their) rights with respect thereto.  We are currently subject to an action in the Supreme Court of British Columbia which, if resolved adversely to the Company could affect our title to a portion of the Los Azules Project.  See also “Legal Proceedings and Regulatory Actions”.

Our insurance coverage could be insufficient.

The Company’s business is (directly and indirectly) subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, hurricanes and earthquakes.  Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations.  The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms.  The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons.  Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Any limitations on the transfer of cash or other assets between the Company and its subsidiaries or joint venture partners could adversely impact the available credit, valuation and stock price of the Company.

Minera Andes is a Canadian company that conducts operations through foreign (principally Argentinean) subsidiaries and joint ventures, and substantially all of our assets consist of equity in these entities.  Accordingly, any limitation on the transfer of cash or other assets between the parent company and these entities, or among these entities, could restrict our ability to fund our operations efficiently.  Any such limitations, or the perception that such limitations might exist now or in the future, could have an adverse impact on available credit and our valuation and stock price.

We depend on the services of key executives.

We are dependent on the services of key executives including our President and Chief Executive Officer and a small number of highly skilled and experienced executives and personnel.  Due to the relatively small size of our management team, the loss of these persons or our inability to attract and retain additional highly skilled employees could adversely affect the exploration and development of our properties, which could have a material adverse effect on our business and future operations. Some of our executives provide services to other publicly listed entities.  We do not have key person insurance.

Some of our directors or officers may have conflicts of interest as a result of their involvement with other natural resource companies.

Some of our directors are directors or officers of other natural resource or mining-related companies, or may be involved in related pursuits that could present conflicts of interest with their roles at the Company. These associations may give rise to conflicts of interest from time to time. In the event that any such conflict of interest arises, a director who has such a conflict is required to disclose the conflict to a meeting of the directors of the Company in question and to abstain from voting for or against approval of any matter in which such director may have a conflict. In appropriate cases, we will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

The market price of our common shares could experience volatility and could decline significantly.

Our common shares are listed on the TSX under the symbol MAI and are quoted on the NASD OTC Bulletin Board under the symbol MNEAF.  Securities of “small-cap” companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.  Our share price is also likely to be significantly affected by short-term changes in metal prices or in our financial condition or results of operations as reflected in our quarterly earnings reports.  Other factors unrelated to our performance that could have an effect on the price of our common shares include the following:

•                                          the extent of analytical coverage available to investors concerning our business could be limited if investment banks with research capabilities do not follow our securities;

•                                          the trading volume and general market interest in our securities could affect an investor’s ability to trade significant numbers of common shares; and

•                                          the size of the public float in our common shares may limit the ability of some institutions to invest in our securities.

As a result of any of these factors, the market price of our common shares at any given point in time might not accurately reflect our long-term value.  Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities.  We could in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Investors could have difficulty or be unable to enforce certain civil liabilities against us, certain of our directors and our experts.

Minera Andes is incorporated pursuant to the laws of the Province of Alberta, Canada.  Substantially all of our assets are located outside of Canada and the United States, and our head office is located in Toronto, Canada.  It might not be possible for investors to collect judgments obtained in Canadian or United States courts predicated on the civil liability provisions of Canadian or U.S. securities legislation.  Execution by United States courts of any judgment obtained against us or any of the directors, executive officers or experts in the United States courts would be limited to our assets or the assets of such persons or companies, as the case might be, in the United States.  The enforceability in Canada of United States of judgments or liabilities in original actions in Canadian courts predicated solely upon the civil liability provisions of the federal securities laws of the United States is doubtful.

The existence of outstanding rights to purchase or acquire common shares could impair our ability to raise capital.

As of the date of this AIF, approximately 5,117,000 common shares are issuable on exercise of options.  During the life of the warrants and options, the holders are given an opportunity to profit from a rise in the market price of common shares, with a resulting dilution in the interest of the other shareholders.  Our ability to obtain additional financing during the period such rights are outstanding could be adversely affected, and the existence of the rights could have an adverse effect on the price of our common shares.  The holders of the warrants and options can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided by the outstanding rights.

We may not pay dividends on our common shares.

We have never paid cash dividends on our common shares nor do we currently intend to pay dividends.  As a result, investors will have to rely on capital appreciation, if any, to earn a return on their investment in our common shares in the foreseeable future.

Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities.

Sales of a large number of common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

SAN JOSÉ MINE

Unless otherwise indicated, technical information in this AIF regarding the San José Project is derived from the technical report (the “San José Technical Report”) dated December 16, 2010 entitled “Technical Report on the San José Silver-Gold Mine, Santa Cruz, Argentina” prepared by Eugene J. Puritch (P.Eng); Alfred S. Hayden (P.Eng); James L. Pearson (P.Eng); Fred H. Brown (CPG, PrSciNat); Tracy Armstrong, (P.Geo); David Burga, (P. Geo) and, Kirstine R. Malloch, (MAusIMM) all of P&E Mining Consultants Inc. (“P&E”) and each of whom is a “qualified person” and “independent” of the Company, in each case, within the meaning of NI 43-101.  Such information is based on assumptions, qualifications and procedures which are not fully described herein.  Reference should be made to the full text of the San José Technical Report which is available for review under our profile on SEDAR at www.sedar.com.  The San José Technical Report is not and shall not be deemed to be incorporated by reference into this AIF. Reserve and resource information contained herein supersede information provided in the San José Technical Report.  Updated reserve and resource estimates were undertaken by James L. Pearson P.Eng., Alfred Hayden P.Eng and Fred Brown CPG PrSciNat under the direction of P&E’s President, Eugene Puritch P.Eng., each of whom are considered to be Qualified Persons each within the meaning of NI 43-101.

Project Description and Location

The San José Property covers a total area of approximately 50,491 hectares and consists of 50 contiguous mining concessions (consisting of 18 “Minas” or approved mining claims; and 32 “Manifestations” or claims that are in the application process for mining claim status).  As of September 30, 2010, all of the concessions comprising the San José Property were in good standing.  The one exploration license (‘Cateo’) is in the process of being converted into four new Manifestations, namely Verano I, II, III and IV.  These four new Manifestations will have bi-annual fees, but only after a three year grace period from the initial application dates for Manifestation status in 2009.  Fees in Argentinean Pesos, in the amount of ARS$329,600 (US$82,984), for the San José mining concessions were paid in 2010 to keep the licenses in good standing.

The San José silver-gold Property is located in Perito Moreno District, in the Province of Santa Cruz, Argentina, lying approximately between latitude 46°41’S and 46°47’S and longitude 70°17’W and 70°00’W (Gauss Kruger, Zone 2 coordinates approximately 4830000N 2400000E).  The mine is by air 1,750 kilometers south-south-west of Buenos Aires and 230 kilometers southwest of the Atlantic port of Comodoro Rivadavia.  The nearest town is Perito Moreno, at approximately 30 kilometers west of San José.

Title to the San José Property is held by Minera Santa Cruz SA (“MSC”), the holding and operating company set up under the terms of OJVA between Minera Andes SA (“MASA”) (49%) and Hochschild Mining (Argentina) Company (“HMC”) (51%).  MASA is an indirect wholly-owned subsidiary of Minera Andes.  The original Agreement was finalized on 15 March 2001.  HMC is a wholly owned Cayman Islands-based subsidiary of Hochschild Mining PLC (“Hochschild” or “HOC”), a public UK-registered company based in Peru.  Hochschild was formerly a private Peruvian company named Mauricio Hochschild & Cia. Ltda. (“MHC”) that in November 2006 became a publicly traded company on the London stock exchange.

MSC was specifically set up in March 15, 2001 to explore and develop gold and silver mineralization on the San José Property.  Under the Agreement, MHC could earn a 51 % ownership in the Property by spending a total of US$3 million over three years, and of that, a minimum of US$100,000 per year had to be spent on exploration targets within the Property other than the Huevos Verdes vein.  In addition, MHC was required to make semi-annual payments totaling US$400,000 per year (subsequently amended to US$200,000 per year as noted below) until “pilot plant” production was achieved.  As part of the Agreement, title to the Property was transferred to, and held by, the joint venture holding and operating company (MSC).

Surface Rights

A mining licence alone is not sufficient to permit mining operations.  An agreement for access and occupation of the surface land is also required from the surface owner and occupier before mining may commence.  Surface rights in Argentina are not associated with title to either a mining lease or a claim and must be negotiated with the landowner.

To ensure the integrity of its operations, MSC has purchased the surface land rights that are necessary to conduct its operations. MSC may purchase additional land in due course, as the need arises.

Argentina’s Mining Royalties

Under Argentinean Law, mining concessions are real property, which can be transferred freely and can also be pledged. Concessions are granted for unlimited periods of time, subject to the following conditions:

(a)  the payment twice a year of a mining fee or canón of 80 pesos per unit, or pertenencia; and

(b) the filing of a minimum investment plan and compliance with a one-off minimum investment in the concession equal to 300 times the relevant canón over a five year period.  Of the figure set out in the minimum investment plan for investment over five years, 20% must be invested in the first two years.  Failure to comply with these conditions may result in the termination of the concession.

San José Mining Royalties

As legal owners of the mineral resources, provinces are entitled to request royalties from mine operators. Regulations vary from province to province.  In Santa Cruz, where the San José Property is located, the royalty is fixed at a maximum of 3 % of the mine-site value per year payable monthly.  However, under the Mining Tax Stability Agreement the mining royalty is fixed at 1.85 % of the mine-site value per year when the final product is doré and 2.55 % when the final products are concentrates or precipitates.

MSC paid ARS$35,718,725 (US$8,992,975) in mining royalties and canon payments to the Province of Santa Cruz in 2010.

A national export tax (Retention Tax) is fixed at 5 % for doré and 10% for concentrates or precipitates.  Certain tax rebates are available if the final products are shipped from a Patagonian maritime port (depending on the port of exportation, these rebates will be reduced to nil as from 2009 and 2010).

A new provincial tax in the form of a trust fund (Fondo Tecnológico Productivo in Spanish) was proposed in 2010, patterned after a similar law in San Juan province.  The purpose of the trust fund would be to raise money for infrastructure projects in the local areas where mining projects are located.  Negotiations between the Province and the mining companies stalled out during 2010 but are likely to resume in 2011.  In San Juan, contributions to the trust fund are “voluntary” and range from about 1% to 1.5% of gross sales.

Environmental Management

The Environmental and Social Impact Assessment (“ESIA”) for the San José Property forms the principal document for the permitting of the Property.  The ESIA was designed to fulfill the legal requirements in Argentina and also to comply with the procedures of evaluation that are widely accepted internationally regarding environment and social protection measures.  The ESIA was structured according to the Argentinean national mining law, which the province of Santa Cruz has adhered to.  The Provincial Department of Mining is the lead permitting agency.

A detailed characterization of the environmental (physical and biological) and socio-economic aspects of the Property was developed through studies which began in 2002 and were completed in 2005.  Most of the baseline studies were developed and concluded by local professionals.

Provisions for Rehabilitation

The conceptual mine closure plan includes the following activities:

•                  All surface structures and installations will be dismantled and removed, except those necessary to support the ongoing monitoring activities.

•                  The ramps will be closed and secured to avoid any unauthorized access.

•                  The waste rock stored temporarily on surface will be backfilled to the mine workings and the tailings facility will be capped with an impermeable layer of cement-mixed tailings. The minimum cover thickness will be 1 m.

•                  Water derivation channels will be conditioned for long-term use.

•                  Some of the roads will be closed, but many will be left open to provide access for longer-term monitoring.

•                  A monitoring program will be executed together with the authorities and the community to guarantee that the physical and chemical stability is achieved.

•                  Employment levels are expected to fall at closure.

AMEC (2007) estimated the constant dollar cost for reclamation and closure of the San José Mine is US$6.6 million.

Permitting Requirements

Other permits applied and/or accepted in order to advance the San José Property outlined below.

Grants of mining rights, including water rights, are subject to the rights of prior users.  The mining code also contains environmental and safety provisions administered by the provinces.

Environmental Impact Reports (“EIR”) must be submitted to the provincial government prior to conducting mining operations.  On March 1, 2006 MSC received approval for the Environment Impact Assessment (“EIA”) for the Property.  The EIR must describe the proposed operation and the methods that will be used to prevent undue environmental damage and must be updated biennially.  Mine operators are liable for environmental damage and violators of environmental standards may be required to shut down mining operations.  An EIR must be submitted every two years in accordance with Argentinean law.

All of the known mineralized zones, mineral resources and mineral reserves and active mine workings, existing tailings ponds, waste etc. are within MSC’s concessions.

There are no back-in rights, payments or other agreements or encumbrances or environmental liabilities to which the Property is subjected.  All work permits have been acquired and are in good standing.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The principal access route to San José comprises a good unsealed (dirt) road section of 32 kilometers and then tarmac road to the port of Comodoro Rivadavia, a total distance of 350 kilometers. Comodoro Rivadavia has scheduled national air services to Buenos Aires, the capital of Argentina, with international air connections.

The main incoming materials are diesel fuel, chemicals, cement, timber supports, spare parts, explosives, zinc powder, sodium cyanide and hydrogen peroxide.  Transportation of materials to and from the Property is by truck. Mine haulage roads provide access from the mine portals to the ore stockpile at the process facility and temporary rock stockpile facilities.  Concentrate is exported via the port of Puerto Deseado in the province of Santa Cruz, 250 kilometers south of Comodoro Rivadavia.

The San José Mine is within an arid to semi-arid area of Argentina, with short warm summers with temperatures above 10 °C and winters with temperatures commonly below 0 °C.  Strong and persistent winds can be encountered especially during the warmer months (October to May).  Average rainfall at the site is estimated to be 144 millimeters and snowfall amounts to 32.5 millimeters.  Annual average temperature is 8.9 °C.  MSC has maintained a weather station at the Property since January 2005.  Mining and exploration can continue year round in this part of Argentina.

The nearest town to the San José Property in Argentina is Perito Moreno, at approximately 30 kilometers to the west.  Las Heras, Pico Truncado, and Perito Moreno are small towns (populations ranging from approximately 3,600 to 15,000), which mostly provide labour for the local oil industry, or, in the case of Perito Moreno, for tourism and agricultural purposes.  These towns are only able to supply the most basic needs (food, accommodations, fuel, hardware, labour, etc.) for very early stages of exploration.  More advanced projects must be serviced from Caleta Olivia, Comodoro Rivadavia, or Buenos Aires.

The immediate area surrounding the San José Property is isolated, and initially electrical power was provided at the mine and plant site by diesel generators.  It was determined that a more cost effective and longer term option would be to connect the site to the national grid, which required a power line spur of 130 kilometers of 132 kV electric line.  The transmission line was completed in March 20, 2009 at a cost of US$ 21 million.  The diesel generators, which are fully capable of providing sufficient power for the expanded 1,500 MTPD operation, will remain on site for back-up.

Fresh water is obtained by wells which have been sited so as to dewater the Frea Vein mining area.  Water is stored in a surface impoundment.  Water for the underground mine is sourced from the settling ponds.

The closest deep water port facility is at Comodoro Rivadavia, a driving distance of approximately 350 kilometers. Alternatively, the port of Puerto Deseado is located approximately 400 kilometers east—southeast of the Property.

The Property consists of camp facilities that can accommodate up to 712 personnel, medical clinic, security building, maintenance shop, processing facilities, mine and process facility warehouse, surface tailings impoundment, support buildings and mine portals, change house, core shack, an administration building and offices.

MSC has installed a satellite-based telephone/data/internet communication system.

Topography, Elevation and Vegetation

The topography of the San José Property in Argentina is gently rolling, with a few deeply incised valleys.  Elevations on the Property range between approximately 300 meters and 700 meters.  The Property area is considered to be semi-desert.  Vegetation comprises low scrub bushes and grass, typical of harsh climate and poor soils.  Fauna consists of birds, small mammals and reptiles.  Most of the Property area is uninhabited; however, it is used by local farmers for sheep and cattle grazing.

Historical Exploration

Parts of the Santa Cruz Province were reviewed during the 1970’s as part of a joint Argentine government-United Nations regional exploration plan (Patagonia-Comahue).  In the 1980’s FOMICRUZ, S.E., which is the Provincial mining company, completed reconnaissance surveys in the province to delineate areas of interest for mineral reserves.

There is no formally-recorded exploration on the Property prior to work carried out by Minera Andes in the late 1990s.  The Property was acquired by Minera Andes in 1997, after a regional structural study and prospecting program uncovered areas of Landsat colour anomalies, and coincident anomalous gold and silver values.  Based on these results, Minera Andes embarked on an exploration program commencing in 1997.

Geological Setting

The geology of the San José Property is extensively covered in the NI 43-101 reports of Snowden (2002) and AMEC (2007a) and summarised below. The reader should refer to these reports for detailed information.

Regional Geology

The San José Property is located in the northwest corner of the 60,000 square-kilometer Deseado Massif of the Santa Cruz Province, Argentina.  The Deseado Massif consists of Paleozoic metamorphic basement unconformably overlain by Middle to Upper Jurassic bimodal andesitic and rhyolitic volcanics and volcaniclastics.  Cretaceous sediments and Tertiary to Quaternary basalts overlie the Jurassic volcanic.

Geology of the Deseado Massif, Argentina

Modified from http://www.argentexmining.com/santacruz-province.php

Jurassic magmatism in the Deseado Massif accompanied extensional tectonics marked by normal faults, horst and graben formation, and block tilting during the opening of the southern Atlantic Ocean.  Several small basins formed after the main volcanic episodes, a consequence of intense diastrophic block faulting.  Continental sediments were deposited in the Upper Jurassic to Lower Cretaceous in those basins, represented by tuffaceous sandstones, tuffites, limestones, conglomerates, and shales.  LS epithermal Ag-Au deposits accompanied magmatism and deformation. Basaltic plateau volcanism was dominant during the Tertiary span, coupled with minor marine ingressions that produced the deposition of sandstones, shales and fossiliferous limestones.  Intrusive rocks are scarce in the area. They are represented by irregular bodies of rhyolitic porphyries that intrude the main silicic volcanic units, and by basaltic plugs that pierce the whole sequence.

Large amounts of intermediate to silicic volcanics were erupted in the Jurassic, in a sub-aerial, cratonic back-arc tensional environment.  These volcanics are subdivided into the Bajo Pobre Formation, predominantly of intermediate to basic composition, and the felsic Bahia Laura Group that discordantly overlies the Bajo Pobre Formation.  The Bahia Laura Group is further subdivided into the interdigitating Chon Aike Formation (dominantly ignimbrites) and the La Matilde Formation (dominantly volcaniclastics).

The volcanic rocks of the Deseado Massif host the producing Ag-Au mines of Cerro Vanguardia, Marta Mine, Manantial Espejo and San José, as well as the prospects and properties of El Dorado-Monserrat, Cerro Negro and La Josafina.

The principal host rock for silver and gold mineralization in the San José district is the Bajo Pobre Formation where veins are typically developed in competent andesite flows, and to a lesser extent, in volcaniclastic units.

Property Geology

The Property is covered by the El Pluma 4769-I map sheet of the 1:250,000 Servicio Geológico Minero Argentino (“SEGEMAR”) geological map series.  The geology of the San José Property is extensively covered in the NI 43-101 reports of Snowden (2002), AMEC (2007a) and SRK (2009) and summarised below.

Bajo Probre Formation (Upper Jurassic)

The Jurassic Bajo Pobre Formation at around 145-150 Ma is the lowermost stratigraphic unit on the San José Property and is assumed to underlie the entire area.  It is the main host of Au and Ag mineralization at the Huevos Verdes, Frea and Kospi vein deposits as well as many regional prospects.  The Formation also hosts some of the mineralization at Saavedra West Zone.

The formation comprises a lower andesite volcaniclastic unit and an upper andesite lava flow and has a maximum thickness of 120 meters.  A dacitic, hornblende-megacrystic lava flow of restricted extent has been identified but its stratigraphic position within the Formation is unknown.

Geology of the San José Property

An epiclastic environment is inferred for the andesitic volcaniclastic unit, supported by the chaotic changes in facies. This unit is generally pervasively altered and commonly has at least a propylitic overprint.  Age dating of the volcaniclastic and lava flows indicates a hiatus of around 5 Ma between the two volcanic events.  The andesitic and dacitic lava flows discordantly overlie the volcaniclastics.  The andesitic lava flow has a thickness of up to 50 meters. These flows are massive, with columnar jointing and auto-breccia textures where weathering and hydrothermal alteration is concentrated.

Bahia Laura Group — Chon Aike & La Matilda Formations (Upper Jurassic)

The andesitic volcanics are discordantly overlain by volcanic rocks of the Bahia Laura Group.  Subdivision of the Group into the Chon Aike and La Matilde Formations is not well defined on the Property and in previous reports the formations have been grouped together and referred to as the Chon Aike Formation (AMEC 2007a) and this is adopted in the section below.

Previously, outcrops of the Chon Aike Formation were thought to be restricted to geologically mapped areas to the north of the Rio Pinturas valley and in the Saavedra West area.  However, mapping of a widespread tuffaceous unit overlying the Bajo Pobre Formation by Dietrich et al.  (2004), may belong to the tuffaceous facies of either the Chon Aike or La Matilde Formation.

The Saavedra West basin is interpreted as a syn-volcanic graben, possibly a caldera, developed within the Bajo Pobre Formation and infilled by pyroclastics correlated with the La Matilde Formation.  Pebble dykes are abundant within the graben and ignimbrites that may be correlated with the Chon Aike Formation occur as dykes along one edge.  In the Saavedra West area, the thickness of the Group is around 80 to 100 meters, however at Huevos Verdes, La Sorpresa and Rio Pinturas the thickness is only 15 to 20 meters.  Pyroclastic rocks of the Chon Aike Formation are laterally extensive.  Age dating of the ignimbrites within the Chon Aike Formation gives ages around 147-151 Ma, younger than the age of the volcaniclastic sequence but older than the andesitic flows of the Bajo Pobre Formation.

Where this Group is overlain by sedimentary rocks of the Cretaceous Castillo Formation, the upper contacts of the Chon Aike Formation are concordant.  However, this contact is discordant with the overlying Tertiary flood basalts of the Alma Gaucha Formation.

Post-Jurassic Geology

Deposition of Cretaceous sedimentary rocks of the Castillo Formation is interpreted to be controlled by block faulting which created small, normal fault-controlled depressions.  Thickness of the formation varies but is generally between 5 to 80 meters and decreases towards the south.  The formation is divided into three member, with the lowermost member redefined as a tuffaceous deposit belonging to the Chon Aike Formation.

The northwestern part of the Deseado Massif is covered by an extensive area of Tertiary-aged basalts with at least two basaltic episodes recognised in the San José region.  The Upper Oligocene Alma Gaucha Formation occurs as uniform flat-lying flood basalts up to 30 meters that cover a significant portion of the Property.  Recent basaltic flows from the Cerro Portuguese volcanic centre form lava flow channels that overlie the flood basalts.

Glacially-derived, unconsolidated till deposits up to 50 meters in thickness occur predominantly in the Rio Pinturas valley.

Structural Geology

The San José district is transacted by two north-northeast striking major lineaments.  The Rio Pinturas lineament follows the Rio Pinturas valley and is one of the main structural features of the Deseado Massif.  This lineament can be traced for over 100 kilometers.  A second, sub parallel lineament is located 2 kilometers east of the Rio Pinturas lineament.

The main structural trend of fault and vein systems on the Property is northwest to north-northwest.  Less prominent are east-striking faults and veins and those north to northeast striking.

The vein systems at Huevos Verdes, and possibly also those at Frea, developed along north-northwest striking (average orientation of 325°/65° northeast) sinistral strike-slip faults that were reactivated during Triassic rifting.  The Huevos Verdes vein system is known to be composed of three main segments along strike.

Variations of vein orientation in bends and jogs along, and in between, sub-parallel sinistral faults control vein width and mineralization style.

Sinistral shearing along the north-northeast striking lineaments such as Rio Pinturas may have resulted in overall extension within the bounding blocks that host the San José mineralization, facilitating formation of structural openings along re-activated faults of favourable north-northwest strike.

Alteration

Alteration is typically a low sulfidation (“LS”) epithermal with silicification accompanying all of the veins and fractures and occurring as a narrow alteration halo, generally surrounded by an extensive zone of intermediate argillic mixed with phyllic alteration.  Strong argillic alteration is interpreted to be a supergene overprint of the propylitic halo with disseminated pyrite.

Exploration

Information on exploration on the San José Property from 1997 to September 2007 is taken from the Snowden (2002), AMEC (2007a) and SRK (2009) reports and described in the table immediately below.  The following section is an update of the section in these reports.

Summary of exploration on the San José Property, 1997-2010

Year	Company	Description
1997 to 2001	Minera Andes

5 year program consisting of prospecting; soil sampling; stream sediment sampling; mapping and sampling; trenching and channel chip sampling. IP/Resistivity (74 line kilometers) CSAMT (42 line kilometers) and magnetic surveys (186 line kilometers) by Quantec Geofisica Argentina S.A. RC drilling (85 holes) and diamond drilling (3 holes); alteration studies (Portable Infrared Mineral Analyzer); metallurgical studies; discovery of Saavedra West and Huevos Verdes Zones, plus numerous prospects.

2001 to 2003	MSC

JV company created between Minera Andes and Hochschild; 2 year program consisting of surveying; IP/Resistivity (45 line kilometers), and Real Section IP (20.25 line kilometers) surveys by Quantec Geofisica Argentina S.A.; diamond drilling (30 holes); further definition of the Huevos Verdes Zone; mineral resource estimates at Huevos Verdes and Saavedra West vein and breccia zones.

2003 to 2004	MSC

Hochschild vested at 51 % ownership; 2 year program consisting of underground development at HVN and HVS; surface rights land purchasing; road construction; diamond drilling (39 holes); program further outlined the Huevos Verdes Zone and resulted in the discovery of the Frea Zone.

2004 to 2005	MSC

Definition-style diamond drilling (144 holes). Initiation of Feasibility Study including mineral resource and mineral reserve estimates at Huevos Verdes and Frea managed by MTB Project Management Professionals Inc. of Denver, USA, includes mine design, capital and operating cost estimation, metallurgical, geotechnical environmental EIA and social studies by Vector Argentina, AMEC retained to do resource audit; continued underground development on 480 and 430 levels at HVN and HVS; IP/Resistivity (215 line kilometers) surveys; additional 38 diamond drill holes to test regional targets.

October 2005	MSC	Completion of Feasibility Study in October 2005, decision to proceed to production was made on March 28, 2006.

November 2005 to June 2006	MSC

Phase 1 and Phase 2 drilling at Kospi Vein (128 holes); EIA approved by DPM on March 1, 2006; continued underground development (ramp construction and drifting at HVS and Frea); Granting of Environmental Permit, production decision (March 28, 2006); change of metallurgical processing and recovery methodology to a Gekko system; supporting metallurgical test work; mine construction, permitting.

July 2006 to September 2007	MSC

Ongoing plant and infrastructure construction, continued mine development, mineral resource/mineral reserve estimation (Huevos Verdes, Frea, Kospi), continued metallurgical test work, official mine opening (June 26, 2007), continued drilling of regional prospects.

September 2007	MSC	Preparation of a technical report by AMEC, including a mineral resource and mineral reserve estimation with effective date of December 31, 2006

October 2007 to December 2008	MSC

Commercial production officially commenced on January 01, 2008. Continued drilling on the Ayelén, Odin, Frea and Ramal Frea as well as exploration drilling totaling 220 drillholes and 48,762 m during 2007-2008. Mine comprised of over 18 kilometers of workings, which includes 5.7 kilometers advancement in 2008, with 2 access ramps.

January 2009 to December 2010	MSC

Extension of geophysical survey by Quantec Geoscience Argentina S.A. including IP, resistivity and ground magnetics. Drilling from January 2009 to December 2009 totaling 25,094 m and 115 drillholes, and drilling from January 2010 to December 2010 totaling 54,476 meters and 265 drill holes at the mine site and regional drilling.

1997-2006 Exploration Programs

Exploration by Minera Andes on the Property from 1997 to 2001 was concentrated over the northern part of the Property and consisted of geological mapping, sampling, trenching, geophysics, alteration and metallurgical studies and RC and diamond drilling.

Following the JV agreement with MHC in 2001 and the formation of JV company MSC, the Property name was changed from El Pluma-Cerro Saavedra to San José.  An extensive exploration program was undertaken which included detailed topographic surveying of the Property, IP geophysics and drilling.

Exploration during 2003-2004 consisted of underground exploration/development, environmental and metallurgical studies and the construction and commissioning of a pilot plant at Huevos Verdes Vein.  Land was purchased and right-of-way agreements were obtained and a camp road was constructed.  Exploration on other targets on the Property included geophysical programs, surface sampling and drilling.

A technical support program with the Colorado School of Mines commenced in late 2003 and consisted of regional mapping over a 165 square-kilometer area and detailed target mapping as well as petrographic studies, geochemical analyses, age dating, ore microscopy, fluid inclusion studies, PIMA analyses, remote sensing studies and database reviews.

Surveying of the topography, planned access and infrastructure in the Huevos Verdes and Frea areas was carried out during 2005-2007.  Further IP geophysical surveys were undertaken during 2004-2005, as well as continuing development of underground workings on the Huevos Verdes Vein and diamond drilling to 2008.

MSC commissioned a feasibility study on the Property during 2004-2005 with AMEC retained to do a mineral resource audit, mine engineering, metallurgical studies and a review of capital and operating costs while Vector (Peru) S.A. and Vector Argentina were retained to undertaken the geotechnical, environmental and social aspects of the report.  Based on the report outcomes, a decision was made to proceed to production phase.  Pre-production at the Huevos Verdes and Frea Veins commenced on 26 June 2007.

2007-2008 Exploration Program

As of December 31, 2008 the San José Mine comprised more than 18 kilometers of underground workings accessed by two ramps with construction of a third ramp to access the Kospi Vein having been completed in January 2009 (Minera Andes 2008).  In 2008, several hundred meters of drifting was completed along the Frea Vein, with a total of approximately 5.7 kilometers advancement of the San José workings completed in 2008.  All underground development in mineralization has been systematically channel chip-sampled.  The Frea, Odin and Ayelén Veins all have mineral potential and remain open at depth and along strike.

The 2007 surface drilling program consisted of 113 diamond drillholes totaling 28,585.74 meters and focused on regional prospects as well as strike extensions of known veins with most of the drilling concentrated on the Ayelén, Frea and Odin veins.  The 2008 surface drilling program consisted of 80 diamond drillholes totaling 18,691.00 meters and focused on the Ayelén, Odin and Ramal Frea veins with the objective to increase the mineral resources on these veins as well as to undertake minor amounts of exploration drilling.  During 2007-2008, 27 underground drillholes totaling 1,485 meters were drilled in the Frea and HVS workings to explore for branches off of the main vein structures.  No promising veins or structures were intercepted.

2009-2010 Exploration Program

The geophysical company, Quantec Geoscience Argentina S.A. was engaged in 2009 to extend the area of the Property covered by existing geophysical data, namely the areas of Aguas Vivas to the northwest and Cerro Alto to the south.  The survey consisted of 181 line-kilometers of Induced Polarization (“IP”), Resistivity and 55 line-kilometers of Ground Magnetrometry and 11 line-kilometers of pole-dipole IP carried out between August to October 2009 (Unger and Langer 2009).  A further 54 line-kilometers was surveyed in 2010 in the area of the Aguas Vivas prospect.

The geophysical surveys were used to guide exploration drilling in 2009 and 2010, and for detailed geological interpretation along five lines, four lines located to the north and east of the underground workings and one line at Aguas Vivas.  These five lines were later drill tested.

During 2010, 54,476 meters of diamond core drilling was completed in 265 holes.  The 2010 program represented a significant increase in the exploration effort in 2009 when 25,094 meters of diamond core drilling were completed in 115 holes.  The drilling was successful in discovering 11 new veins with a cumulative strike length of 7.5 kilometers, representing an increase of 44% over the previously known total of 17 kilometers.  The most important of the new veins are the Micaela and Sofia veins.

Mineralization

Mineralization at the San José Property is extensively covered in the Snowden (2002), AMEC (2007a) and SRK (2009) reports and summarized below.  The reader should refer to these reports for detailed information.

Mineralization in the San José area occurs as LS epithermal quartz veins, breccias and stockwork systems accompanying normal-sinistral faults striking 330° to 340° and conjugate dextral faults.  Most of the known mineralization at San José is hosted by the Jurassic Bajo Pobre and Chon Aike Formations.

Veins and Vein Systems

Regional exploration has identified numerous vein targets, of which only three, Huevos Verdes, Frea and Kospi, have been extensively explored by surface diamond drilling and subsequently developed by underground mining.  After reviewing the various drilling programs AMEC (2007a) concluded the Frea and Kospi Veins were the most significant zones in terms of grade and tonnage.  The mineralized Frea has been traced over a 1,200 meter strike length and to depths of up to 250 meters, with an average width of up to 2.5 meters (AMEC 2007a, Minera Andes News Release, September 2, 2008).  The Kospi Vein has been traced for over 1,300 meters strike length (SRK 2009) and to depths of up to 230 meters, with an average width of around 3.0 meters.

Major vein systems and exploration targets on the San José Property are discussed in detail below and illustrated in the Figure below.

Huevos Verdes

The Huevos Verdes vein system is one of the most important targets on the Property consisting of three to four discontinuous zones: HVN, HVS, HVC and HVR.  The system is comprised of an array of sub-parallel veins striking 325° with dips ranging between 45° and 75° to the northeast that can be traced almost 2,000 meters along strike. Mineralization is hosted by the Jurassic Bajo Pobre Formation, close to the contact of andesitic lava flows with underlying volcaniclastics.

The vein system has a pinch and swell nature and has numerous bends and jogs.  Several subparallel veins and splays off the main vein have been identified.  The width of the vein zone is variable, ranging from less than 1 meter to around 15 meters.  With the exception of limited outcrops of the HVS, the remainder of the veins are blind targets, below a Cretaceous-Tertiary cover layer of up to 50 meters.

Within the HVN and HVS zones, the strongest mineralization is restricted to sub-vertical 50 to 80 meters long ore shoots which can extend 50 to 200 meters vertically.  The location of these shoots may correspond to structural bends and jogs.

High-grade portions of the veins consist of banded to mottled quartz with irregular sulfide bands mineralized by fine-grained argentite and pyrite.  Ruby silver and native silver are locally observed.  The base metal content (Zn, Pb, Cu) of the veins and the amount of sphalerite, galena and chalcopyrite tends to increase with depth.

Huevos Verdes North (HVN)

The main HVN vein is irregularly-shaped and pinches and swells along the 400 meters of strike.  The vein width varies between 0.5 to 4 meters and the dip ranges between 65° to 70° to the north-northeast.  The vein and surrounding host rocks have associated strong illitic and argillic alteration with minor propylitic and potassium feldspar alteration.

The northern and southern extents of the vein have been closed off by drilling.  At depth, mineralization is mostly closed off, except at the northernmost end of the zone.  This zone is the weakest mineralized structure of the three Huevos Verdes zones.  The strongest levels of gold and silver mineralization are restricted to two principal sub-vertical shoots, which are each approximately 50 to 80 meters long and can be traced approximately 150 to 200 meters vertically.

Huevos Verdes South (HVS)

The HVS vein has been traced for approximately 520 meters along strike and ranges in width from 0.5 to 3 meters.  The dip of the vein ranges from 42° to 75° to the north-northeast and the strike varies from 100° to 190°.  The change in orientation has implications for mineralization and may explain the better mineralization and higher gold and silver grades at HVS compared to the HVN vein.  Four main sub-vertical shoots, up to 80 meters long horizontally and up to 200 meters vertical trace, appear to control the majority of the mineralization.  Mineralization is open to the north-northwest and similar to the HVN, gold and silver grades are strongest in the uppermost parts of the vein and appear to decrease with depth.

Huevos Verdes Central (HVC)

The HVC vein has been traced approximately 400 meters along strike and ranges in width between 0.5 to 5.0 meters.  The dip of the vein ranges from 70° to 75° to the north-northeast.  The strongest mineralization is restricted to a gently plunging ore shoot 40 to 70 meters in width.  The shoot has been traced for almost 300 meters and remains open at depth.

Huevos Verdes Ramal (HVR)

The HVR vein has been traced approximately 200 meters along an east-west strike and ranges in width from 1 to 3 meters. The vein is located between the HVC and HVS and has been traced vertically for 250 meters.

Frea Vein

The Frea vein is hosted in Jurassic volcanics and controlled by northwest trending faults.  The vein is a blind target below Cretaceous sediments and Tertiary basalts, discovered in 2003 as a result of test drilling an IP/resistivity target.  The vein has been traced approximately 1,200 meters along its northwest-trending strike and vertically to

200 meters. The width of the vein varies from 0.5 to 7 meters and dips at approximately 52° to the northeast.  The vein remains open in all directions except the northwest extent which is closed off by drilling.

Kospi Vein

The Kospi vein is also hosted by Jurassic volcanics and controlled by northwest trending faults however, it dips to the southwest at about 70°.  Kospi is also a blind target beneath Cretaceous and Tertiary cover rocks, discovered in 2005 as a result of test drilling a IP/resistivity target.  The vein has been traced for approximately 1,300 meters along its northwest strike at 308° and vertically to 230 meters.  The thickness of the vein ranges from 0.25 to 9.5 meters.  The vein remains open to the southeast but is closed off by drilling in its northwest extent.

Odin and Ayelén Veins

The Odin and Ayelén veins are the two most northeasterly northwest-striking sub-parallel systems that have been drilled.  As a result of the 2008 drilling program, Odin has been traced approximately 1.6 kilometers along strike and Ayelén 1.2 kilometers along strike, with both dipping to the southwest (Minera Andes News Releases, September 2, 2008 and January 9, 2009).  SRK (2009) reported an extension to these veins of 1.9 kilometers for Odin and 1.6 kilometers for Ayelén. Both of these vein systems were discovered by test drilling blind geophysical targets.  The Odin vein remains open to the west along strike and at depth where it has been tested to 200 meters.

Other Vein Systems and Exploration Targets

There are additional mineralized veins and targets identified in the AMEC (2007a) and SRK (2009) reports within the San José Property:

•                  Huevos Verdes Oeste (West) (“HVO”)

•                  Aguas Vivas

•                  La Sopresa

•                  El Pluma West

•                  Pluma

•                  Pluma South

•                  Ramal Frea (Frea Satellite)

•                  Ramal Kospi

•                  Austri

•                  Frigga

•                  Roadside

•                  Portugues

•                  Saavedra (Discovery Hill)

These have been identified using a combination of geochemical and structural modelling, geophysical surveying and drilling.

Structural Controls on Mineralization

The most important control on mineralization at San José is structure, which governs the formation and opening of faults and the creation of open space during the mineralizing event.  The strike of the veins are not only related to vein width but also mineralization styles and gold and silver grades.

Huevos Verdes veins have the best developed ore shoots with respect to grade and width at strike directions of 320° to 305°.  Vein segments with strikes greater than 325° usually lack significant mineralization and are characterised by brecciation and fault gouge.  These findings led to the conclusion that the Huevos Verdes vein system developed in a sinistral strike-slip setting.  Counter-clockwise bending of a sinistral strike-slip fault creates a dilational setting, whereas clockwise bending creates a compressional environment.  Therefore, open space will preferentially form in counter-clockwise bends whereas increased tectonic friction with fault gouge and brecciation will develop preferentially in a compressional setting along clockwise-rotated bends.  With respect to the Huevos Verdes system, the best mineralization will generally occur where structures bend counter clockwise from the average strike (less than 325°).  Mineralized shoots would be expected to occur along the vein system where vein strike bends towards less than 325°.

Early north-northwest striking normal faults were established in the region due to Permian-Triassic rifting (See reference to Dietrich et al. 2005 in the San José Technical Report). Dextral east-west to west-northwest-trending wrench faulting associated with mineralization in the Deseado Massif occurred at 150 to 125 Ma.  The Huevos Verdes vein system formed as sinistral extension fissures within this dextral wrench fault system.  The Permian-Triassic north-northwest trending faults were reactivated and became hosts to mineralization.

The Huevos Verdes system is discontinuous and displays counter-clockwise bending at the tips of mineralized sections.  This geometry is interpreted to reflect formation of mineralized tension fissures with sinistral strike-slip displacement in between dextral master wrench faults.  The bending indicates proximity to dextral east-west trending master faults.  Dextral wrench faulting is thought to have occurred during mid to upper Jurassic times in the region and related to the early opening of the southern Atlantic.  Outcrops of east-west striking, weakly-to-unmineralized quartz veins are exposed in the intermittent segments between the three zones of the Huevos Verdes system.  East-west trending lineaments are rare but present in the northwestern Deseado Massif.

Sinistral, north-northeast striking lineaments on the San José Property and illustrated in the figure immediately below, limit the known occurrences of the north-northwest striking mineralized veins such as Huevos Verdes.  The Rio Pinturas and the San José lineaments form a prospective corridor, with no known mineralization either east or west of this corridor.

Litho-stratigraphy may also play an important role in governing mineralization where certain litho-stratigraphic horizons favoured the opening of fractures.  Mapping in the Pluma Zone noted that the fracturing of rocks is by far more intense in andesitic lava flows than in underlying volcaniclastic rocks.  Fracture-controlled wall rock alteration and mineralization is more pronounced in the lava flows.  Host lithology may be a factor controlling the depth of mineralized shoots.

The structure at the Saavedra/Saavedra West (Discovery Hill) deposits has been interpreted to be a syn-volcanic graben possibly a caldera that developed within the Bajo Pobre Formation and infilled with sedimentary rocks of the La Matilde Formation (Colquhoun et al. 2007).  A series of north-northwest trending steeply dipping gold-silver quartz veins and siliceous structures occur at Discovery Hill.  These veins may have been emplaced along graben-bounding faults.  This trend is sub-parallel to that at Huevos Verdes and IP/resistivity surveys have traced this trend from just northeast of Discovery Hill to a point that occurs 100 m directly southwest of the HVS zone.  A cross-section of the Horst and Graben structure at San José is presented below.

Cross section showing the horst and graben structure at San José

Drilling

The following information on the drill program on the San José Property from 1998-mid 2007 is taken from the AMEC (2007a) and SRK (2009) reports and updated below to December 31, 2010.

From 1998 to December 31, 2010, 1152 reverse circulation (“RC”) and diamond exploration surface and underground drillholes totaling 218,761.54 meters have been drilled on the Property.  The table below gives the details on the program for each year to year-end 2010.

Drilling Program on the San José Property, 1998-2010

Year	No. drillholes	No. meters	Drill hole Numbers	Core or RC	Company
1998	38	3,956.00	EP-01 to 38	RC	Minera Andes

1999	21	1,648.00	EP-39 to 59	RC	Minera Andes

2000	29	3,698.21	EP-60 to 85 & EPD-01 to 03	RC & HQ core	Minera Andes

2001	30	5,113.24	HVD-1 to 30	HQ core	MSC

2002-2003	32	4,376.87	SJD-1 to 32	HQ core	MSC

2004	13	2,807.45	HVD-31 to 36 & SJD-33 to 39	NQ & HQ core	MSC

2005	211	43,730.12	SJD-40 to 215 & SJM-1 to 28A & MSC-4 to 8	BQ, NQ, HQ core & RC	MSC

2005-2006	178	25,100.36	SJD-216 to 330 & SJM 29 to 74	NQ & HQ core	MSC

2007	135	29,846.74	SJD-331 to 443 & SJM-75 to 95 & SJM-97	HQ core & NQ, BQ core	MSC

2008	85	18,915.05	SJD 444 to 523 & SJM-96 & SJM-100 to 103	HQ core & NQ, BQ core	MSC

2009	115	25,093.50	SJD-524 to 623 & SJM-105 to 114	HQ & NQ core	MSC

2010	265	54,476	SJD-624 to 853 & SJM-115 to 137 AVD-01 to 05	HQ & NQ core	MSC

TOTAL	1,152	218,761.54

MSC Drilling 2009

The focus of the 2009 drill program was drilling on the Ramal Kospi, Ramal Frea and HVN veins to increase resources.  The program also included drilling on IP-identified geophysical targets to delineate potential mineralization. Drilling totaled 25,093.50 meters in 115 holes for 2009.

A total of 105 surface diamond drill holes totaling 21,389.30 meters were completed in 2009 by two truck-mounted Boart Longyear rigs, model LF-90 producing HQ core.  Five of the surface holes were extensions of holes initially drilled in 2007 on the Ayelén vein.

Holes drilled to the northwest and southeast of the Frea, Ayelén and Odín veins tested extension of these structures. Drilling to the north of these veins in 2009 identified the Laura vein, however, these drill holes did not return intercepts of any economic values.

Drilling on the IP targeted areas of Aguas Vivas, Portugués Sorpresa and Rosario identified veins but no significant mineralization was discovered.  The Rosario vein is a pair of structures approximately 400 to 500 meters in length along strike with intermittent outcrops in the La Matilde Formation.  Drilling was undertaken on the Rosario vein to check the behaviour of the vein(s) within the Bajo Pobre Formation, however, the vein was discovered to be thin (10 centimeters) and unmineralized.  The Sorpresa vein was previously intersected by RC drilling in 1998 with diamond drilling undertaken in 2009 to check the structures at depth. Both the Cerro Alto and Portugués structures were identified in regional exploration, however, drilling did not indicate significant mineralization.

Four long and six short underground holes, SJM-series, were drilled horizontally in the HVC, Frea, Odín and Kospi workings totaling 3,704.20 meters.  These holes were drilled to explore possible branches of the main veins.

MSC Drilling 2010

The 2010 drilling program focused on the Ayelén, Odín and Ramal Frea veins in order to increase resources and identify new areas of potential mineralization along the extensions of these veins.  The drilling identified 11 previously unidentified east-west and northwest striking veins including the Micaela, Sofia, Antonella, Dos Lauras, Maria, Shala, Pacha Mara, Hera, Susana and Luli veins as well as important extensions of existing veins, such as the Ayelén Extension.  Drilling was also undertaken at Aguas Vivas Portugués and Saavedra Oeste prospects to identify veins and mineralization.

Some of the Newly Identified Veins at the San José Mine

Sampling Method and Approach

Summary of Sample Preparation, Analyses and QC/QC Program for San José

Year	Sample Prep Laboratory	Analytical Laboratory	Assay	QA/QC
Minera Andes RC drilling 1998-2000 and diamond drilling 2000	Geolab (now ALS Chemex) Mendoza	Degerstrom	Fire Assay Fusion with direct coupled plasma (DCP) finish for Au. Aqua regia digestion and DCP-atomic emission spectrometry for Ag, Cu, Pb, Zn, As and Bi. Nitric acid digestion for Hg.	Bondar Clegg laboratories (ALS Chemex) provided check analyses. No QA/QC program. Pulps and rejects no longer available for re-sampling.

MSC diamond drilling 2001	ALS Chemex, Mendoza	ALS Chemex, Mendoza	Unknown

Check analyses by Alex Stewart Laboratories in Mendoza. Limited QA/QC program, no pulps or rejects available for re-sampling. Limited core as most used previously for re-sampling or metallurgical work.

MSC diamond drilling 2002-2003	ALS Chemex, Mendoza	Alex Stewart Laboratory, Mendoza	4 FA/AA for Au and FA/Grav for Ag. ICP for Cu, Pb, Zn and As.	Check analyses by ALS Chemex, La Serena (Chile). Limited QA/QC program, no pulps or rejects available for re-sampling. Limited core as most used previously for re-sampling or metallurgical work.

MSC diamond drilling 2004-2005	ALS Chemex, Mendoza	Alex Stewart Laboratory, Mendoza	4 FA/AA for Au and FA/Grav for Ag. ICP for Cu, Pb, Zn and As.

Check analyses by ALS Chemex, La Serena (Chile). QA/QC program designed by AMEC implemented by MSC in 2005, commencing in drill hole SJD-40. Twin, duplicate, CRM and blank samples accounting for 1 in 30 samples or 3%. Granulometric tests

MSC diamond drilling 2006- July 2007 and underground channel sampling	ALS Chemex, Mendoza	Alex Stewart Laboratory, Mendoza	4 FA/AA for Au and FA/Grav for Ag. ICP for Cu, Pb, Zn and As.	Check analyses by ALS Chemex, La Serena (Chile). QA/QC program with Twin, duplicate, CRM and blank samples

MSC diamond drilling July 2007-2010 and underground channel sampling	In house laboratory and Alex Stewart Laboratory, Mendoza	In house laboratory for all channel samples. Laboratory audited by AMEC (Simón 2010). Alex Stewart, Mendoza for all surface and underground drill core	FA/Grav finish for Au and Ag. AAS for Cu, Pb, Zn, Fe (both Alex Stewart and in house laboratory). Base metal analysis at Alex Stewart, Mendoza	Check analyses (5%) by Alex Stewart, Mendoza for channel samples. QA/QC program reviewed by Smee (2008), and by Pitard (2009).

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Certain authors of the San José Technical Report have provided the Company with an updated mineral resource and reserve estimate, based on work from our joint venture partner Hochschild, with an effective date of December 31, 2010, prepared by James L. Pearson P.Eng., Alfred Hayden P.Eng. and Fred Brown CPG PrSciNat under the direction of P&E President, Eugene Puritch, P.Eng. All of the persons named herein are considered to be Qualified Persons under the NI 43-101 guidelines and Competent Persons under the Joint Ore Reserves Committee of the Australian Institute of Mining and Metallurgy.  The results below supersede the mineral resource and reserve estimates contained in the San José Technical Report dated December 22, 2010.

The MSC San José property December 31, 2010 resources and reserves were based on a gold (Au) price of US$900 per oz and a silver (Ag) price of US$15.00 per oz.  P&E determined that these were suitable and somewhat conservative metal prices to be utilized for resource and reserve determination as they were approximately those of the five-year trailing average metal prices.  During an October 5th to 7th, 2010 site visit to the San José Mine, P&E collected representative independent verification samples that were subsequently analyzed by Alex Stewart Assayers in Mendoza, Argentina.  In addition, P&E during its audit reviewed and verified sufficient drill database material to qualify the resources and reserves stated below as acceptable for reporting purposes.

Audited Resources

The P&E audited resource estimate for the San José property at December 31, 2010, is as follows:

Resource Category	Tonnes (000’s)	Ag g/t	Au g/t	AgEq g/t	AgEq M oz
Measured	1,035	570	8.10	1,056	35.14
Indicated	2,020	426	6.14	795	51.63
Measured & Indicated	3,055	475	6.80	883	86.77
Inferred	2,986	373	5.96	731	70.18

1.              AuEq is calculated as 1oz Au. = 60 oz. Ag.

2.               Resources estimation utilized inverse distance and ordinary kriging methods depending on data density.

3.               Resources were defined at a cut-off of 198 g/t AgEq.

4.               Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socialpolitical, marketing, or other relevant issues.

5.               The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as in Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

6.               Mineral resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and meet the requirements of JORC.

Audited Reserves

The P&E audited reserve estimate for the San José property at December 31, 2010, is as follows:

Reserve Category	Tonnes (000’s)	Ag g/t	Au g/t	AgEq g/t	AgEq M oz
Proven	713	511	7.26	947	21.71
Probable	756	394	5.45	721	17.52
Proven & Probable	1,469	451	6.33	831	39.23

1.               AuEq is calculated as 1oz Au = 60 oz Ag.

2.               Reserves were defined at a cut-off of $68.43/tonne.

3.               Internal Dilution = 7%, Mining and Geotechnical Dilution = 22% and Mine Extraction = 68%.

4.               Mineral reserves were estimated using the CIM, CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and meet the requirements of JORC.

MINING OPERATIONS

Mine Design

The San José Mine is a ramp access underground mining operation.  The San José veins are accessed from three main portals: The Tehuelche Portal, the Kospi Portal and the Güer Aike Portal.  Initially two small inclined shafts were developed to provide access to the HVS and HVN veins.  These shafts are now used to supplement the primary ventilation circuit.  Main ramps are generally 4.0 meters wide by 4.3 meters high at a 12 % gradient on the straight sections and 10.5 % on the curves.  A smaller profile is used in areas where truck access is not required.  The main ramps are located about 50 meters from the vein, depending on the dip of the ore.  Cross-cuts to the ramp are centrally positioned on the vein and usually have an ore pass and a waste/backfill pass.

The average mining width across all of the vein systems is about 2 meters.  The dip of the veins varies from 55º to 70º. Both Conventional, for stopes less than 2 meters wide, and Mechanized Cut and Fill using scoop trams, and jacklegs (pneumatic rock drills) or single-boom jumbos, respectively, is used at San José.  The majority of production ore is derived from the “uphole retreat” technique where a panel of approximately 50 meters in length is drilled with upholes and retreated along strike.  Horizontal “breasting” is only used on the initial lift in each stope.  A “resue” mining technique is employed in narrow high grade areas.  Stoping areas are separated by 3 meters high sill pillars.  A timber floor mat, for narrow stopes, or cemented backfill, for wider stopes, is placed on the sill pillar (1st lift).  The primary ventilation utilizes the negative pressure system that is based on the main (primary) ventilation fan drawing the contaminated air from the mine.  Fresh air enters the mine through either the main access declines or a dedicated fresh air raise where it is directed to each of the working areas via a secondary ventilation system.  Development waste rock is usually hauled to a surface stockpile and then rehandled through waste passes when it is required underground as backfill.  Supplementary backfill is available from a surface quarry(s).  The ground support consists of random rockbolts with occasional mesh.  Timber sets are also used in some areas.  Groundwater inflow is estimated to be between 8 and 20 L/s.  Floor gradients are constructed to assist the natural flow of water to the sumps.  Mine water is pumped to the main underground sumps using small 7ph Flygt submersible pumps.  Grindex 50 hp submersible pumps are used to pump the water to the surface settling ponds.  Clean water is pumped directly from the settling pond to the processing plant and the main water reservoir, or returned to the mine to be used as mine process water (for drilling, washing etc.).

The mining equipment consists of development and production drills, scoop trams, haul trucks, service vehicles and personnel transport vehicles.  Scooptrams range in size from 1.5 yards cubed to 6.0 yards cubed.  A fleet of 20 tonne trucks is used to haul the ore to the surface.

Processing

The San José processing plant is composed of conventional crushing, grinding and flotation circuits with a nominal capacity of 1500 tpd.  The final (effective) average metal recovery from January through December 2010 was 91% for silver and 93% for gold.  Approximately half of the silver-gold flotation concentrate is processed in an intensive cyanide leaching circuit with the dissolved gold recovered by electrowinning of a clarified solution following by smelting to produce a doré bullion.  The balance of the flotation concentrate is filtered and shipped to a smelter.

Flotation and leached tailings are stored in side-by-side engineered, zero discharge facilities.  Hydrogen peroxide has recently been introduced to destroy residual cyanide in leached tailings.  A dedicated Merrill Crowe process has been installed to recover small amounts of gold and silver in the leached tailings pond water and from the IRL discharge.

LOS AZULES COPPER PROJECT

Unless otherwise indicated, technical information in this AIF regarding the Los Azules Copper Project is derived from the technical report (the “Los Azules Technical Report”) dated December 16, 2010 entitled “Canadian National Instrument 43-101 Technical Report Updated Preliminary Assessment - Los Azules Project” Kathleen Altman (PhD, PE) project manager, Samuel Engineering, Inc., Robert Sim (P.Geo), an independent consultant of SIM Geological, Inc., Bruce M. Davis (Ph.D., FAusIMM), president of BD Resource Consulting Inc., William L. Rose (P.E), principal mining engineer of WLR Consulting, Inc., Scott C. Elfen (P.E.), general manager of Vector

Perú S.A.C., and Richard Jemielita (PhD, MIMMM) a geological consultant each of whom is a “qualified person” and “independent” of the Company, in each case, within the meaning of NI 43-101.  Such information is based on assumptions, qualifications and procedures which are not fully described herein.  Reference should be made to the full text of the Los Azules Technical Report which is available for review on SEDAR at www.sedar.com.  The Los Azules Report is not and shall not be deemed to be incorporated by reference into this AIF.

The Los Azules Project is an advanced-stage porphyry copper exploration project located in the cordilleran region of San Juan Province, Argentina near the border with Chile.  A Preliminary Assessment (scoping study) has been completed, and a Preliminary Feasibility Study is underway.  Based on over 30,000 meters of diamond core drilling, an indicated resource of 137 million tonnes at a grade of 0.73 percent copper containing 2.2 billion pounds of copper and an inferred resource of 900 million tonnes at a grade of 0.52 percent copper containing 10.3 billion pounds of copper.  The resource also contains low, but recoverable, values of gold and silver.

The mineralization is typical of a porphyry copper system in that the upper part of the system consists of a barren leached cap, which is underlain by a high-grade secondary enrichment blanket, and the primary mineralization below the secondary enrichment zone extends to at least 650 meters, which is the depth of the deepest holes drilled to date.  The production rate is envisioned to be 100,000 tonnes per day with 159,000 tonnes per year of copper contained in a conventional flotation concentrate.  The total Life of Mine capital, according to the Preliminary Assessment study dated December 16, 2010, is US$3.7 million.

Project Location, Access and Climate

The Los Azules project is approximately 80 kilometers west of the town Calingasta, in the San Juan Province of Argentina at approximately 31º 13’30” south latitude and 70º 13’50” west longitude.  It is located approximately 6 kilometers from the border with Chile.  The project site is accessed by 120 kilometers of unimproved dirt road with eight river crossings and two mountain passes (both above 4,100 meters elevation).  Calingasta is located west of the city of San Juan along Route 12.  The elevation at site ranges between 3,500 and 4,500 meters above mean sea level.

Location Map

The climate is semiarid with abundant snowfall during winter and temperatures as low as -30°C.  Frequent northwesterly winds can approach 120 kilometers per hour.  A year-round weather station was installed in the second quarter of 2010.

The project area is remote and no infrastructure is present.  There are no nearby towns, indigenous residents, or settlements.  Seasonal exploration work typically commences in November or December and terminates in April.  Exploration operations are carried by means of a man-camp near the project area.

The project is located in a broad valley, with a central ridge called La Ballena ridge (whaleback).  The property is rugged and ranges in elevation from 3,500 meters at the valley floor to nearly 4,500 meters at the ridge tops.  Vegetation is sparse and is virtually absent at higher elevations.  Long, narrow marshes occupy the valley floors on either side of La Ballena.  The marshes are fed by snowmelt, but apparently reflect the groundwater regime as well, with standing water levels at about 3,600 meters in elevation.  Springs are noted at about 3,790 meters in elevation upstream of the lake along the west side of La Ballena.  Groundwater-fed springs and lakes are also noted around the range to the west between 3,800 and 3,900 meters in elevation and along the eastern flank of Cordillera de la Totora.  These lakes feed the westerly flowing Rio La Embarrada, which is joined by the Rio Frio to the west before turning south into the Rio de las Salinas, a main tributary to the San Juan River.

Deposits of glacial debris (morainal materials) and scree mantle much of the deposit and adjacent mountainsides.  In the project area, these materials locally exceed more than 60 meters in thickness, but on La Ballena the cover is often 10 meters or less.

History

There are no formal records of exploration in the project area prior to 1980.  The only important active project in the area prior to 1980 was the El Pachón porphyry copper project, now owned by Xstrata, which is located about 90 kilometers south of Los Azules.  Evidence of prospecting (small trenches or pits) exists on some of the concessions.

In the mid-1980’s through the mid-1990’s, Battle Mountain Gold Company (BMG) explored the area and discovered a large hydrothermal alteration zone associated with dacite porphyry intrusions and stockwork zones. BMG drilled 24 reverse circulation holes during 1998 and 1999 looking for a high-level gold deposit.  Low-grade porphyry copper style mineralization was detected in the drilling, but BMG was focused on gold exploration. Concurrently during the mid-1990’s Minera Andes acquired concessions in the area based on regional exploration and Landsat imaging.  Minera Andes’ claims adjoin the BMG claims to the south.

In December 2003, Minera Andes initiated an exploration program at Los Azules, including geologic mapping and sampling, ground magnetic and induced polarization geophysical surveys and core drilling.  Minera Andes’ initial core drilling intersected porphyry-style copper mineralization, and in 2006 drilling intersected high grade intervals up to 1.6 percent copper over 221 meters and one percent copper over 173 meters in separate holes.  By the end of the 2009-2010 field season, 87 diamond drill holes totaling 24,457 meters have been drilled at Los Azules.  In addition, 24 reverse circulation holes were drilled by BMG and four holes were drilled by Mount Isa Mines (MIM) totaling 6,545 meters.

After BMG merged with Newmont 2000, the BMG properties were acquired by Solitario Resources, a Canadian junior exploration company (now called TNR Resources), and an individual from San Juan named Hugo Bosque. MIM optioned the Solitario property in May 2004.  Xstrata succeeded MIM, and in April 2007 it exercised its option to acquire Solitario’s concessions.  In 2007, Minera Andes (as operator) and Xstrata entered into an option agreement that consolidated Minera Andes’ and Xstrata’s properties.  In October 2009, Xstrata declined to continue to participate in the project, and as a result Xstrata assigned its properties to Mineral Andes, and the company now owns 100 percent of the project.  TNR, as successor to Solitario, has lodged a legal action in the Supreme Court of British Columbia claiming that it has the right to back-in to up to 25 percent of the Solitario concessions and challenging the valid exercise of the option over Solitario’s concessions. Minera Andes believes that TNR’s claim is without merit and is contesting TNR’s claim.

In the first quarter of 2009 a team of independent consultants completed a Preliminary Assessment of the project, and a 43-101 Technical Report in support of the of the Preliminary Assessment was filed In March 2009. The report, which is available on SEDAR, provides a comprehensive preliminary evaluation of the project geology, resources, mining, metallurgy, processing, capital and operating costs and project economics.

Property

Minera Andes controls approximately 28,400 hectares of mining rights in the area of the Los Azules deposit.  In addition, the Company owns what it believes are sufficient surface rights for the project.

Geological Setting

Regional geology is characterized by strongly-folded, faulted and elevated Paleozoic-Mesozoic sedimentary and volcanic lithologies (Gondwanide orogeny) overlain by extensive Upper Miocene ignimbrites (Andean orogeny). These lithologies have been intruded in places by Miocene-early Pliocene, hypabyssal (sub-volcanic), diorite-monzonite porphyry intrusions.

Geology at Los Azules comprises Mesozoic volcanic rocks intruded by a Miocene diorite stock, itself intruded by a sub-parallel suite of diorite-dacite dikes along a major north-northwest striking fault zone.  Porphyry copper style mineralization and hydrothermal alteration are spatially, temporally and genetically related to the dikes.  The figure below is a plan map showing the distribution of porphyry dikes at Los Azules.

Geology Plan Map at the 3,500 Meter Elevation (approximate elevation of valley floor) Showing the Distribution of the Porphyry Dikes at Los Azules.

Mineralization

In many respects the Los Azules deposit is a classic Andean-style porphyry copper deposit.  Mineralization consists of pyrite, chalcopyrite and bornite in the primary or hypogene zone, and secondary chalcocite with subsidiary covellite in a secondary or supergene enrichment blanket that overlies the hypogene mineralization.  The supergene enrichment zone was produced by the circulation of acidic meteoric waters that were created by the breakdown of pyrite.  These acidic solutions circulated through the upper oxidized portions of the original deposit leaching out the copper which was then redeposited at lower levels and superimposed on and replaced the original hypogene mineralization.  The upper leached zone (leached cap), which extends typically extends to about 70 to 170 meters below the surface, is essentially devoid of copper values.  The secondary enrichment zone underlies the leached zone, and primary mineralization is present below the secondary enrichment zone.  There is a transition zone of variable thickness consisting of mixed supergene and hypogene mineralization between the supergene zone and the primary mineralization.  The figure below is a longitudinal section showing the leached cap, chalcocite-enriched, partially-enriched, and hypogene copper-mineralized zones at Los Azules.

Longitudinal Section Showing the Nature and Distribution of the Leached Cap (gray), Chalcocite-enriched (light blue), Partially Enriched (deep blue) and Hypogene Copper-mineralized (pink) Zones

The deposit at Los Azules is centered on the north-northwest trending La Ballena ridge that is situated at the southern end of a north-northwest trending hydrothermally altered system approximately eight kilometers long by five kilometers wide.  The altered zone surrounds the Los Azules deposit, which is about four kilometers long by one kilometer wide, extends at least 650 meters below the surface, and corresponds spatially with porphyritic and “crowded” porphyry diorite dikes.  The deposit is covered by 40 to 80 meters of gravel and does not outcrop, although some leached cap material is present at surface at the Ballena ridge.

Hydrothermal alteration is classic porphyry-style early potassic (K-feldspar and biotite), and propylitic (chlorite-epidote-albite-calcite) facies overprinted in places by sodic-calcic (albite-chlorite), chloritic, phyllic (quartz-scericite-pyrite) and argillic (supergene) alteration.  The mineralization has been dated at 7.8 to 10.6 million years.

Hypogene mineralization is dominantly disseminated and stockwork copper sulfides (up to four percent) and magnetite/hematite.  Vein/veinlet stockworks occur widely but are not strongly developed.  Ore minerals include chalcopyrite and chalcocite with lesser bornite and covellite and trace molybdenite.  Pyrite is low except in phyllic alteration (up to five percent).  Vein/veinlet stockwork gangue minerals include quartz, anhydrite/gypsum, biotite, chlorite, sericite, pyrite and magnetite.  Copper values range between 0.1 to 0.35 percent in the hypogene (potassic-altered) zone.  Drilling completed during the 2009-2010 field season demonstrated that hypogene mineralization is present to depths of at least 650 meters below surface.  A plan map showing the distribution of the supergene chalcocite blanket at Los Azules is shown below.

Plan Map at the 3,500 meter Elevation (approximate elevation of valley floor) Showing the Nature and Distribution of the Supergene Chalcocite Blanket at Los Azules.

Silver (around one gram per tonne), and traces of gold (up to 150 parts per billion) and molybdenum (up to 600 parts per million) also occur.  Surface sample geochemistry results at Los Azules indicate a classic porphyry-style pattern of anomalous copper and molybdenum in the core of the system surrounded by peripheral base and precious metals anomalies.

Geophysical studies (magnetic, magneto-telluric and IP) have identified a shallow magnetic low-chargeability high anomaly corresponding with disseminated and stockwork pyrite in the phyllic alteration zone at Los Azules.  In addition numerous deeper geophysical anomalies have been identified that may indicate further mineralized zones.

Drilling

Drilling programs have been undertaken at Los Azules between 1998 and 2010 by three different mineral exploration companies: Battle Mountain Gold (BMG), MIM Argentina (now Xstrata) and Minera Andes Inc. Drilling, including early reverse circulation programs, focused on gold exploration and subsequent diamond drilling for porphyry style copper mineralization.  Drilling conditions have been particularly difficult especially in faulted intersections or in areas of unconsolidated surface scree/talus, which have resulted in low average drilling rates. Target depth of the drilling is 400 meters and four holes have exceeded a depth of 650 meters.

Exploration Drilling by Year and by Company

Year	Company	No. of Holes	Meters Drilled
1998	Battle Mountain Gold	8	3,614
1999	Battle Mountain Gold	16	2,067
2004	Xstrata Copper (MIM)	4	864
2003 - 2004	Minera Andes	9	2,064
2005 - 2006	Minera Andes	11	2,602
2006 - 2007	Minera Andes	18	3,583
2007 - 2008	Minera Andes	19	5,489
2009 - 2010	Minera Andes	31	10,818
Total		116	31,102

Diamond drilling begins with diamond core rigs using a tricone bit to pass through surface talus or gravels.  Core drilling commences with PQ size drill steel, reducing to a minimum NQ size as necessary.  Numerous drill holes prior to the 2009-2010 bottomed prematurely in good mineralization because of difficult drilling conditions.  All holes are surveyed by the drilling contractors using REFLEX and/or Sperry-Sun tools.  In general, the deposit is open at depth.

Sampling and Analysis

The drill core is photographed, logged and split using a pneumatic core splitter at the Los Azules project camp by geologists employed or contracted by Minera Andes.  Details are recorded for interval depth, interval width, lithology, alteration types, alteration intensities, alteration minerals, structure, percentage vein quartz, percentage total disseminated sulfides, mineralization minerals, mineral zone (hypogene/transition/supergene) and other observations.  Geotechnical parameters are recorded including percentage of core recovery, rock quality (RQD), fracture density and angle relative to the length of the hole, as well as fracture fill material.  The RQD measurements and core recovery are measured at the drill rig by Minera Andes personnel prior to the core being boxed.  The information is transferred at site to a digital database.

The core is sampled at site, typically over two meter intervals, and shipped to either Alex Stewart in Mendoza or ALS Chemex or ACME in Santiago, Chile.  Industry-standard QA/QC protocols are strictly adhered to.  All of the laboratories are ISO 9001:2000 certified.  The samples are analyzed for gold, silver, copper, molybdenum, zinc, lead and arsenic.  After the core is logged and sampled it is moved to one of the Company’s warehouses in Mendoza where the core boxes are stored on pallets.

As of June 2010, there were a total of 116 drill holes in the Los Azules database with a cumulative length of approximately 31,100 meters and a total of 15,260 samples analyzed for a suite of elements including total copper, gold, silver and molybdenum.  A total of 58 of the drill holes have some portion of the sample intervals tested for sequential copper analysis.  Density determinations have been made for 62 drill core samples.

Mineral Resource Estimates

The mineral resource estimate for Los Azules was prepared utilizing 3-dimensional block models based on geostatistical applications.  The mineral resources are estimated using ordinary kriging with a nominal block size of 20x20x15m.  Block grade estimates are derived from drill hole sample results and the interpretation of a geologic model which relates to the spatial distribution of copper, gold, silver and molybdenum in the deposit.  Resources have been classified in accordance with CIMM definitions.  As required by NI 43-101, the possible future economic viability of the mineral resource has been exhibited by restriction within a pit shell derived about the copper content in indicated and inferred class blocks at a copper price of $2.50 per pound of copper, total operating costs of $5.25 per tonne of ore and an average pit slope of 34 degrees.  Mineral resources are not mineral reserves as economic viability has not been demonstrated.

The mineral resources are summarized in the table below at a series of copper cut-off grades for comparison purposes.  A “base case” cut-off grade of 0.35 percent copper was applied, based on experience from other projects with similar characteristics, potential scale of operation and location.

Indicated and Inferred Mineral Resources

Cut-off Grade (Cu %)	Mtonnes	Cu %	Au g/t	Mo %	Ag g/t	As %	Pb %	Zn %	S %
Indicated
0.15	172	0.63	0.07	0.004	1.7	0.007	0.01	0.03	0.85
0.2	164	0.66	0.06	0.004	1.7	0.007	0.01	0.03	0.87
0.25	153	0.69	0.06	0.004	1.7	0.007	0.01	0.03	0.89
0.3	145	0.71	0.07	0.004	1.7	0.007	0.01	0.03	0.89
0.35	137	0.73	0.07	0.004	1.7	0.007	0.01	0.03	0.88
0.4	127	0.76	0.07	0.004	1.8	0.007	0.01	0.03	0.87
0.45	118	0.79	0.07	0.004	1.8	0.007	0.01	0.03	0.86
0.5	108	0.81	0.07	0.004	1.9	0.007	0.01	0.03	0.86
0.55	97	0.85	0.08	0.004	1.9	0.007	0.01	0.03	0.85
0.6	87	0.88	0.08	0.004	1.9	0.007	0.01	0.03	0.85
0.65	77	0.91	0.08	0.004	1.9	0.007	0.01	0.03	0.85
0.7	67	0.95	0.08	0.004	1.9	0.008	0.01	0.03	0.84
Inferred
0.15	2,219	0.36	0.05	0.003	1.5	0.008	0.01	0.02	0.93
0.2	1,885	0.39	0.05	0.003	1.5	0.008	0.01	0.02	0.93
0.25	1,523	0.43	0.06	0.003	1.6	0.008	0.01	0.02	0.94
0.3	1,194	0.47	0.06	0.003	1.6	0.007	0.01	0.02	0.95
0.35	900	0.52	0.07	0.003	1.7	0.007	0.01	0.02	0.94
0.4	664	0.58	0.07	0.003	1.7	0.007	0.01	0.02	0.93
0.45	497	0.63	0.07	0.003	1.8	0.007	0.01	0.02	0.94
0.5	384	0.67	0.07	0.003	1.8	0.007	0.01	0.02	0.96
0.55	295	0.72	0.08	0.004	1.8	0.007	0.01	0.02	0.95
0.6	224	0.77	0.08	0.004	1.9	0.008	0.01	0.02	0.95
0.65	168	0.81	0.08	0.004	1.9	0.008	0.01	0.02	0.95
0.7	127	0.86	0.09	0.004	1.9	0.008	0.01	0.02	0.94

(1)  Mineral Resources do not have demonstrated economic viability.

(2)  The “base case” cut-off grade of 0.35%Cu is highlighted in table.

Mining

The Los Azules deposit is amenable to large-scale, open pit mining methods.  A preliminary mine production schedule for Los Azules has been developed using floating cone evaluations of potentially economic pit limits and mineral resource estimates for previously developed mining phase plans.

Los Azules mining would be conducted from 15-meter-high benches using conventional shovel-truck methods. Rock would be drilled and blasted using mostly ANFO blasting agents.  Shovels and a front-end loader would load the shot rock into large off-highway trucks.  Ore would be hauled to a primary crusher located near the northwest side of the open pit.  Waste rock would be hauled storage facilities west of the primary crusher and north of the open pit and to the tailings storage facility (TSF).  Mining would be scheduled continuously for 24 hours per day, seven days per week.  Major mining equipment would consist of up to:  five 311-millimeter diameter blasthole drills, three 55-cubic meter electric cable shovels, a 38-cubic meter front-end loader, twenty-nine 345-tonne off-highway haul trucks, two 635- and five 435-kilowatt crawler dozers, four 335-kilowatt rubber-tired dozers, six 200-kilowatt motor graders and four 135,000-liter water trucks.  A fleet of ancillary equipment would also be employed to support the mining operations.

Peak material handling rates from Years 1 through 8 would range between 250,000 and 272,000 tonnes per day, before settling back to roughly 210,000 tonnes per day from Year 9 through Year 21. Nearly 173 million tonnes of waste rock and mineralized material would be stripped during a 2.5-year preproduction period to expose sufficient mineralized material for the concentrator startup.  Mineralized material feed to the mills at a cut-off of 0.205 percent copper would total about 907 million tonnes over the life of the mine, which is projected at 25.4 years.  The stripping ratio will average about 1.33:1 (tonnes waste per tonne of ore) over the life of the project.

Metallurgy

Preliminary metallurgical test work indicates that the mineralization is amenable to concentration by conventional flotation, and that the recovery of copper, gold and silver is typical for this type of deposit.  The test work indicates a final concentrate copper grade of 32.8 percent copper and a recovery of 92.3 percent copper.

A conventional flotation concentrator is envisioned to produce a marketable copper concentrate containing by-product gold and silver.  The concentrator will have an annual throughput of 36,000,000 tonnes, based on an average daily throughput of 100,000 tonnes and 360 operating days per year.  The concentrator on site will include a gyratory crusher and two semi-autonomous grinding (SAG) mills followed by a flotation circuit and a copper concentrate circuit with thickener, filtration and concentrate load out and shipping.  Tailings thickener, tailings storage, and water reclaim are part of the tailings storage facilities (TSF).  Final copper concentrate at 25 percent solids from the flotation concentrate stream will be thickened to 60 percent solids in a single thickener.  The thickened copper concentrate will be pumped via pipeline to the port facility of Coquimbo, Chile.

The TSF is located in the valley west of the open pit mine.  It is designed to contain approximately 909 million tonnes. Tailings will be discharged by gravity from the process plant into the TSF as slurry.  In addition to the tailings, the TSF will hold water that separates from the tailings slurry, incident rainfall, rainfall runoff from the surrounding catchment and water pumped into the TSF from other sources such as pit dewatering.

During 25.4 years of mining operations approximately 1,037 million tonnes of waste rock will be generated from the open pit.  The Waste Rock Disposal Facilities will be located in areas north and west of the pit.  Approximately 236 million tonnes of waste rock will be placed in the northern end of the pit as backfill.

Local Resources and Infrastructure

The nearest settlement is the town of Calingasta, which is located approximately 80 kilometers east of the project. The road from Calingasta to the project is 120 kilometers over mostly unimproved dirt roads.  Calingasta is a historic mining town that was based on exploitation of alum (aluminum sulfate) deposits.  The principal current economic activity of the area is agriculture with fruit trees (apple and walnut) forming 36 percent of the activity.

The population of the department of Calingasta is 8,176 inhabitants (INDEC, Census 2001) and 8,456 inhabitants estimated for 2005.  The population of the town of Calingasta is 2,039 inhabitants (INDEC, Census 2001).

Power

The Calingasta substation will be the nearest source of power to the Los Azules project once the transmission grid expansion, under construction, is finished by 2012.  At present the region is isolated from the provincial network, power supply is currently satisfied by means of local hydro or thermal generation.

The San Juan provincial government is planning to expand the existing 500 kV network, and among other things, build a new 500/132 kV El Rodeo and Calingasta substation.  In addition, a 500/220 kV San Juan substation, a 165 kilometers San Juan to El Rodeo transmission line (TL) and a 95 kilometers El Rodeo to Calingasta TL will also be constructed. Finally, the existing Gran Mendoza to San Juan TL will need to be upgraded from 220 kV to 500 kV.  The alternative chosen for Los Azules utilizes a 220 kV single circuit TL connecting the future 220 kV Calingasta substation to the Los Azules project site.

An energy study commissioned by Minera Andes in 2009 estimated an energy cost of approximately US$65 per megawatt-hour at the substation.  Accounting for line losses and annual operating and maintenance expenses, the estimated energy cost would be approximately US$70 per megawatt-hour at the mine site.

Environmental and Permitting

Minera Andes contracted Vector Argentina S.A. from Mendoza in 2007 to commence an initial baseline study including a water sampling program within the primary target area as well as surrounding areas and downstream of the man camp.  At the present time, there are no significant environmental or reclamation issues at the project site, as it is an exploration project.  Reclamation activities consist of re-grading the drill pad sites.  Roads are not reclaimed so that they may be used for future exploration.

An updated Environmental Impact Assessment (EIA) for exploration activities was approved by the provincial authorities in October 2010.  Other regulations to be completed for the Los Azules Project are related to hazardous waste regulations set forth in National Law 24051, adopted by the province of San Juan.  This law regulates the generation, handling, transportation, treatment and disposal of hazardous waste materials.

Project Economics

The total LOM operating cost is estimated at $7.1 billion, or $7.82 per tonne of mineralized material, as summarized in the table below.  The following table shows the value of each operating cost component.

Life-of-Mine Operating Cost Summary

Description	LOM Cost ($000s)	LOM Cost/tonne Mineralized Material ($)
Mining	2,661,000	2.93
Processing	3,681,000	4.06
General & Administrative	639,000	0.70
Mine Reclamation / Closure	111,000	0.12
LOM Operating Cost	7,092,000	7.82

LOM Operating Costs Per Tonne Mineralized Material

The total capital cost is estimated at $3.73 billion, including $2.85 billion during preproduction, $44.8 million for working capital, and $832 million in sustaining capital over the LOM.

Life of Mine Capital Cost Summary

Description	Units	LOM Cost
Mine Area Facilities	$000s	35,007
Mineralized Material Storage, Handling and Crushing	$000s	111,870
Grinding and Concentrating	$000s	318,142
Tailings	$000s	56,362
Concentrate Transport	$000s	144,357
Port Concentrate Handling Facilities	$000s	81,687
Utilities	$000s	49,229
Off-site Infrastructure	$000s	178,052
Site Development	$000s	135,160
Contracted Indirects	$000s	487,718
Owner’s Cost	$000s	712,553
Freight, Duties & Taxes	$000s	119,628
Contingency	$000s	421,630
Total Preproduction Capital	$000s	2,851,394
Sustaining	$000s	831,639
Working Capital	$000s	44,809
Total LOM Capital	$000s	3,727,842

The accuracy target for this capital cost estimate is intended to be plus or minus 35 percent.  Most of the costs have been derived using an estimate for a similar plant, located in the Peruvian Andes, and making adjustment for project specific requirements and differences.

The costs for the processing facilities and the infrastructure that are presented in this document are based on an estimate prepared in the fourth quarter of 2008.  However, because of the large number of South American mining projects underway at the time, there was upward pressure on construction services costs due to competition for competent skilled labour by construction companies, over-booked fabrication shops and over-booked EPCM companies.  Since that time, costs declined slightly and then began to rise again.  Therefore, no adjustment, either up or down, has been made for costs between third quarter 2008 and fourth quarter 2010.  The estimate is expressed in United States dollars.  The mining capital costs are in fourth quarter 2010 US dollars.  The mine equipment unit prices were derived from recent (2010) vendor quotations for a similarly sized project.  The economic analysis includes deductions for the three percent royalty that San Juan Province charges and the ten percent export retention tax charged by Argentina.

The project before-tax pro forma base case cash flow assuming a long-term copper price of $3.00 per pound of copper indicates a 21.4 percent internal rate of return (IRR) and a $2.8 billion net present value (NPV) at an 8 percent discount rate. The pro forma cash flow used the following conventional methodology:

•                  Unleveraged 100 percent equity basis (no project financing or debt);

•                  Stand-alone project basis;

•                  Before-tax determination of project economics;

•                  Annual cash flows discounted on end of year basis; and

•                  Costs in fourth quarter 2010 U.S. Dollars (US$).

The following table summarizes the Life-of-Mine concentrate production and payable metals.

Concentrate Production and Payable Metals

Description	Units	Value
Copper Concentrate
Copper Concentrate	Tonnes	12,728,000
Copper Concentrate Grade	Percent	33.7
Contained Copper	Tonnes	4,291,000
Gold Content	Grams per tonne	2.34
Contained Gold	Troy ounces	958,000
Silver Content	Grams per tonne	71.8
Contained Silver	Troy ounces	29,371,000
Payable Metals
Copper	Tonnes	4,135,000
Gold	Troy ounces	548,000
Silver	Troy ounces	18,547,000

The preproduction period is estimated at four years including one year for preparation of a Feasibility Study and three years for permitting, prestripping, project development and construction.

OTHER PROPERTIES

In addition to the San José Mine and the Los Azules Copper Project, we own a 100% interest in numerous exploration properties located in the provinces of San Juan and Santa Cruz, Argentina, covering approximately 244,500 hectares.

Management believes that the exploration results received to date indicate that certain of these properties located in the Santa Cruz province may have numerous similarities to the San José Mine and other deposits in the area, and the San Juan province properties have similarities to the Los Azules Project.

DIVIDEND POLICY

No dividends have been paid on any common shares of the Company, since incorporation, nor do we currently intend to pay dividends.

The Company’s current policy is to retaining its cash resources for exploration and development and to acquire additional mineral resource properties.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares of which, as of the date hereof, 282,363,854 common shares are issued and outstanding and no preferred shares are issued and outstanding.

Common Shares

The holders of common shares are entitled to receive notice of and to attend any meeting of the shareholders of the Company and are entitled to one vote for each common share held (except at meetings at which only the holders of another class of shares are entitled to vote).  The holders of common shares are entitled to receive dividends, as and when declared by the directors.  Such dividend payment is subject to the rights, privileges, restrictions and conditions attached to any preferred share of the Company.  The holders of the common shares are entitled to share equally in the distribution of the assets of the Company in the event of liquidation, dissolution or winding-up of the Company or upon any distribution of the assets of the Company among its shareholders, subject to the rights, privileges, restrictions and conditions attached to any preferred shares of the Company.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares which may be issued in one or more series.  The designation, rights, privileges, restrictions and conditions including, but not limited to, the voting rights, the rate or amount of dividends on the method of calculating dividends, the dates of payment therefor, the terms and conditions of redemptions, purchase and conversion if any, and any sinking funds or other provisions of any series of preferred shares shall be determined by the resolution of the directors in their sole discretion, except as required by law.  The preferred shares rank prior to the common shares with respect to distribution in the event of liquidation, dissolution or winding-up of the Company.  If any cumulative dividends are not paid in full, all series of preferred shares shall participate rateably.  The holders of preferred shares shall not, except as specifically provided in the

Business Corporations Act (Alberta) or as resolved by the directors, in their discretion, be entitled to receive notice of or vote at any meeting of shareholders.

MARKET FOR SECURITIES

Trading Price and Volume

The Company’s common shares have been listed and posted for trading on the TSX since February 7, 2007 and prior to February 7, 2007, on the TSXV, under the trading symbol “MAI” and quoted on NASD Over the Counter Bulletin Board as “MNEAF”.  The trading price and volume of the Company’s common shares on the TSX for the year ended December 31, 2010 is as follows:

	High C$	Low C$	Volume
March 2011	3.08	2.25	15,240,500
February 2011	2.85	2.65	10,101,600
January 2011	2.81	2.29	15,953,000
December 2010	3.24	2.66	22,929,473
November 2010	3.00	1.72	21,297,917
October 2010	2.24	1.53	30,641,318
September 2010	1.67	0.86	30,405,945
August 2010	0.91	0.76	3,078,582
July 2010	0.83	0.71	2,829,587
June 2010	0.90	0.73	5,069,071
May 2010	1.09	0.86	8,281,129
April 2010	1.20	0.92	8,210,845
March 2010	1.05	0.75	15,790,732
February 2010	0.78	0.67	3,980,694
January 2010	0.94	0.69	6,707,231

Prior Sales

During the most recently completed financial year ended December 31, 2010, the following securities of the Company, which are not listed or quoted on a market place, were issued:

Date of Issue	Number of Securities	Price Per common share C$	Reason for Issuance
May 13, 2010	1,142,000 options	$1.02	Stock Options
May 13, 2010	100,000 options	$1.13	Stock Options

DIRECTORS AND OFFICERS

The following table sets forth information about the Company’s directors and executive officers and their respective positions as of the date of this AIF:

Name and Municipality of Residence	Position with Company	Principal Occupation	Director Since
Directors
ROBERT R. McEWEN Toronto, Ontario, Canada	Executive Chairman, President, Chief Executive Officer, and

President and Chief Executive Officer of the Company (June 2009 to present); Executive Chairman of the Company (Feb. 2009 to present); Chairman and CEO of Lexam Explorations Inc. (November 1993 to December 2010) Chairman and CEO of US Gold Corporation (August 2005 to present); Chairman of Lexam VG Gold

August 5, 2008

	Director	(January 2011 to present); Chairman of Goldcorp Inc. (1986 to 2005), and CEO of Goldcorp Inc. (1994 to 2005).
ALLEN V. AMBROSE, Spokane, Washington, United States of America	Director

Director of the Company (1995 to present); President of the Company (1995-August 2009); Chairman of the Board of Directors of the Company (2006 to Feb. 2009) Chief Executive Officer of the Company (to Feb. 2009); director of, and consultant to Century Mining Corporation (2002 - year-end 2009) and Caerus Resource Corporation (formerly named Samba Gold Inc.), (2002 to present), consultant to Franconia Minerals Corporation (1998 to present), director of Mexivada Mining Corporation (2005 to present), director of Rockgate Capital Corporation (2005 to present), director of Gold Port Resources Ltd.  (2006 to present), director of Stoneshield Capital Corp. (2007 to present), a director of Northrock Resources Inc. (2008 to present) and a director of Butler Developments Corp. (2008 –November 2009).

November 6, 1995
VICTOR LAZAROVICI (1) (2) Mt. Pleasant, South Carolina, United States of America	Director	A director of Abacus Mining and Exploration Corp. (July 2008 to present), managing director - senior base metals and minerals, BMO Capital Markets (1998 to 2008).	August 5, 2008
ALLAN J. MARTER (1) Littleton, Colorado, United States of America	Director

Chief financial officer of Copperbelt Minerals Limited, a private BVI company with copper properties in the DRC (2009 to present); director of Invenio Resources Corp. (previously called Maestro Ventures Ltd.) (2009 to present); president of the board and director of EURO Ressources SA, a French gold royalty company, (2005 to 2009); director of Franconia Minerals Corporation (2006 to March 2011); chief financial officer of Golden Star Resources Ltd. (1999 to 2006), and president of Waiata Inc., Mr. Marter’s personal services company.

November 9, 2006
DR. DONALD R.M. QUICK (2) Hamilton, Ontario, Canada	Director	Private investor, a director of Goldcorp Inc. (2000 to 2006) and a director of CSA Management Inc. (1996 to 2000). Prior to 2003 Dr. Quick was in private practice as a chiropractor.	August 5, 2008
MICHAEL L. STEIN(2) Toronto, Ontario, Canada	Director

Chairman and Chief Executive Officer of MPI Group Inc., a company engaged in real estate investment and development (1994 to present); Chairman of the board of directors of Canadian Apartment Properties Real Estate Investment Trust (May 1997 to present); a director of CSA Management Inc. (1994 to 2000); a director of Goldcorp Inc. (2000 to 2006); a director of Moneysworth & Best Shoe Care Inc. (1997 to 2000).

February 23, 2009

RICHARD W. BRISSENDEN(1) Toronto, Ontario, Canada	Director

Businessman; President of Regal Consolidated Ventures Limited, (formerly named Regal Goldfields Limited), a mineral exploration company currently being re-activated (1996 to present); Vice- President, William G. Brissenden Inc., a private investment management firm; director of Canuc Resources Corporation (2008 to present); director of Corona Gold Corporation (1996 to present); director of Lexam VG Gold Inc. (2011 to present); director of Lexam Explorations Inc. (1994 to 2011); director of Valdez Gold Inc. (2002 to 2011) and Ryan Gold Corp. (2011 to present); and, former President (2006 to 2008) and Honorary Chairman (2009 – 2010), Director (1990 to 2009) and Chairman of Excellon Resources Inc. (1991-2006).

February 23, 2009
Executive Officers
PERRY ING Toronto, Ontario Canada	Chief Financial Officer

Chief Financial Officer of the Company (appointed effective April 5, 2010); and Vice President, Finance of the Company (January 2010 – April 5, 2010); Chief Financial Officer of US Gold Corporation (2008 – present); Chief Financial Officer of Lexam Explorations Inc. (2005-December 2010); Consultant to Barrick Gold Corporation (2005-2008).

N\A
JAMES K. DUFF Coeur d’Alene, Idaho, United States of America	Chief Operating Officer

Chief Operating Officer of the Company (March 2009 to present), President, South American Operations for Coeur d’Alene Mines Corporation (2005 to 2008) and consultant to Coeur d’Alene Mines Corporation and director of Empresa Minera Manquiri, S.A., a Bolivian subsidiary of Coeur d’Alene Mines (2002 to 2005).

N/A
NILS F. ENGELSTAD Toronto, Ontario Canada	Vice President, Corporate Affairs & Corporate Secretary

Vice President, Corporate Affairs of the Company (September 2009 to present). Corporate Counsel to the McEwen Capital group of companies (July 2009 – present) which includes serving as Corporate Secretary of US Gold Corporation and Lexam VG Gold Inc.; formerly at the law firm of Stikeman Elliott LLP.

N/A

Notes:

(1)                                  Member of the Audit Committee. Mr. Marter chairs this committee.

(2)                                  Member of the Corporate Governance, Nominating and Compensation Committee. Mr. Lazarovici chairs this committee.

As of the date hereof, the number of common shares of the Company beneficially owned, or controlled or directed, directly or indirectly, by all directors and executive officers of the Company as a group is 87,882,743 or approximately 31% of the issued and outstanding common shares of the Company.

The term of office of the directors expires annually at the time of the Company’s annual general meeting or until their successors are elected or appointed.

Cease Trade Orders, Bankruptcies, Penalties, or Sanctions

Except as disclosed below, no director or executive officer of the Company is, as at the date hereof or has been within the ten years prior to the date hereof, a director, chief executive officer or chief financial officer of any company that was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days issued: (1) while that person was acting as director, chief executive officer or chief financial officer (2) after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity.

Mr. Ambrose has advised the Company that he was a director of Century Mining Corporation (“Century”).  On March 20, 2008, the British Columbia Securities Commission issued a cease trade order against the insiders of Century for not filing, in the correct form, a technical report under NI 43-101, interim financial statements for the financial period ended September 30, 2007, and management discussion and analysis for the period ended September 30, 2007.  The cease order was rescinded on July 18, 2008 and is no longer in effect.

Mr. Brissenden has advised the Company that he is a director and officer of Regal Consolidated Ventures Limited, which is subject to a cease trade order issued on June 12, 2001 by the Ontario Securities Commission for failure to file audited financial statements for the year ended December 31, 2000 and interim financial statements for the three-month period ended March 31, 2001. The cease trade order is still in effect.

Except as disclosed above no director or executive officer of the Company or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, as at the date hereof or has been within the ten years prior to the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee to hold its assets.

No director or executive officer of the Company or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has had any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

No director or executive officer of the Company or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has during the ten years prior to the date hereof become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person’s assets.

Conflicts of Interest

The directors and officers of the Company are, or may become, directors or officers of other companies with businesses which may conflict with the business of the Company.  Directors are required to act honestly and in good faith with a view to the best interests of the Company.  In addition, directors in a conflict of interest position are required to disclose certain conflicts to the Company and to abstain from voting in connection with the matter.  To the best of the Company’s knowledge, there are no known existing or potential conflicts of interest between the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company as a result of their outside business interests at the date hereof.  However, certain of the directors and officers serve as directors and/or officers of other companies.  Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

On March 19, 2010, the Company was served with a summons and complaint in connection with a lawsuit by the Hochschild Lender filed in the State of New York.  The Hochschild Lender, among other claims, claimed Minera Andes has refused to sign formal Project Loan documentation and caused undue delay of the same.  Hochschild has demanded that the court order Minera Andes to sign formal Project Loan documents contemplated under the Project Loan Letter Agreement, enjoin Minera Andes from interfering with the making of payments by MSC in relation to the Project Loans, require Minera Andes to repay to Hochschild Lender the benefits that Minera Andes has received from the Project Loans and establish the priority of other shareholder loans owed by MSC to Hochschild Lender and Minera Andes.  Definitive Project Loan documentation was entered into and the claim was settled on September 17, 2010.

On April 1, 2010, the Company (and certain subsidiaries) filed a Statement of Claim in the Supreme Court of British Columbia against TNR Gold Corp and its subsidiary, Solitario Argentina S.A. (together “TNR”).  This claim was subsequently consolidated with a related matter between TNR and MIM Argentina Exploraciones S.A. (Xstrata Copper) commenced by TNR against Xstrata in the Supreme Court of British Columbia in  2008. These claims pertain, in part, to a purported 25% back-in right (or in the alternative, damages) by TNR to certain properties comprising the Company’s Los Azules copper project.

Certain of the properties formerly held by Xstrata and transferred to the Company pursuant to the (Los Azules) Option Agreement remain subject to an underlying option agreement between Xstrata and Solitario Argentina S.A. (“Solitario”), whereby Solitario had the right to back-in up to 25% of the properties covered by the underlying option agreement (the “Solitario Agreement”), exercisable by Solitario upon the satisfaction of certain conditions within 36 months of Xstrata exercising the option, including the production of a feasibility study.  Xstrata exercised the option pursuant to the Solitario Agreement effective April 23, 2007. The 36-month period expired on April 23, 2010, without a feasibility study having been completed. TNR has also subsequently claimed that Xstrata (and Minera Andes) did not complete the required exploration expenditures to exercise the option to acquire the properties underlying the Solitario Agreement. TNR, by consequence, claims properties underlying the Solitario Agreement should be returned to TNR.

The Company rejects the alleged right of TNR to back-in in to any portion of the Los Azules Copper Project and its assertion that the Solitario Agreement option was not validly exercised. At this time, the Company is not able to estimate the potential financial impact of this claim.  However, if resolved adversely to the Company, this litigation could materially adversely affect the value of the Company’s interest in the Los Azules Project and its ability to develop the Los Azules Project.

Other than as disclosed above, there are no material legal proceedings involving the Company, or a subsidiary of the Company or of which their respective properties are the subject matter of as at the date of this AIF.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority, or imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities and no associate or affiliate of any of such persons or companies has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company other than as disclosed below.

On December 20, 2005, the Company entered into a private placement agreement (the “First McEwen Agreement”) at arm’s length with Robert R. McEwen of Toronto, Ontario, providing for the purchase by Mr. McEwen or any associate or affiliate of Mr. McEwen (together, “McEwen”) of an aggregate of 15,414,740 units of the Company (“First Private Placement Units”), at a price of C$0.35 per First Private Placement Unit, for gross proceeds of C$5,395,159 (the “First Private Placement”).  Each First Private Placement Unit was comprised of one common share and one-half of one common share purchase warrant (the “First Private Placement Warrant”).  One whole First Private Placement Warrant entitled the holder thereof to purchase one additional common share at an exercise price of C$0.55 per common share.

In addition, on December 20, 2005 the Company signed a further subscription agreement, (as amended, the “Second McEwen Agreement”), with McEwen, granting McEwen the right to acquire a further 13,156,689 units of the Company, on the same terms as the First Private Placement, for gross proceeds of C$4,604,841.10 (the “Second Private Placement”).  The Second Private Placement closed on March 8, 2006.

In connection with the aforementioned private placements McEwen was granted the right, from time to time and at any time, to nominate one individual (the “Subscriber Nominee”) to the board of directors of the Company for a period of five years following closing of the Second Private Placement provided McEwen then owns not less than 10% of the issued and outstanding common shares of the Company.  In addition, the Company agreed to use all reasonable efforts to cause its board of directors to pass such resolutions and to take such other actions as may be required in order to maintain the number of members of the board of directors of the Company at not more than six. Mr. McEwen himself joined the Board of Directors of the Company on August 5, 2008, upon exercise of this right.

Pursuant to an agreement dated May 5, 2006 Mr. McEwen completed the early exercise of 14,285,714 warrants then held by him.  In consideration for the early exercise of these warrants, the Company issued to Mr. McEwen 2,000,000 new common share purchase warrants. Each new warrant entitles McEwen to purchase one common share at an exercise price of C$1.80 per share. On May 4, 2007 Mr. McEwen exercised these 2,000,000 common share purchase warrants. On February 17, 2009, the Company entered into an amended and restated private placement agreement (the “2009 McEwen Agreement”) with Mr. McEwen in respect of the McEwen Financing.  As previously stated, pursuant to the McEwen Financing Mr. McEwen purchased an aggregate of 40 million common shares at a purchase price of C$1.00 per share.

In connection with the McEwen Financing, Mr. McEwen was granted the right to nominate an additional two directors to the Company’s board.  Messrs. Richard Brissenden and Michael Stein were appointed as directors of Minera Andes on February 23, 2009 pursuant to the exercise of this right.  In addition, the Company agreed to use all reasonable efforts to cause its board of directors to pass such resolutions and to take such other actions as may be required in order to maintain the number of members of the board of directors of the Company at not more than seven.

As of the date of this AIF, Mr. McEwen holds 86,057,143 or 30.5% of the issued and outstanding common shares of the Company and 200,000 options, 100,000 exercisable for one common share at a price of C$0.81 per share, and 100,000 exercisable for one common share at a price of C$1.13 per share.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Company’s common shares is Computershare Trust Company of Canada, 100 University Avenue, 8th Fl., Toronto, ON, M5J 2Y1.  Registration and transfers of the Company’s common shares may be effected through Computershare’s offices in Toronto, Ontario; Calgary, Alberta; and, Vancouver, British Columbia.

MATERIAL CONTRACTS

The following is a list of every contract, other than contracts entered into in the ordinary course of business, which is material to the Company and was entered into within the most recently completed financial year, or before the most recently completed financial year but is still in effect:

(1)          Project Finance Loan Agreement

The Project Finance Loan Agreement was completed September 17, 2010 between the Company, MSC and by assignment, the Hochschild Lender, an affiliate of Hochschild Mining plc.

INTERESTS OF EXPERTS

Technical information relating to the Company’s principal mineral projects contained in this AIF was derived from the San José Technical Report, the updated San José resource estimate and the Los Azules Technical Report.

The following table sets out the individuals who are named as authors of the San José Technical Report or Los Azules Technical Report, as the case may be:

Project	Technical Report	Qualified Person

San José Mine	Technical Report on the San José Silver-Gold Mine Santa Cruz, Argentina, Effective Date: September 30, 2010, Report Date: December 22, 2010	Eugene Puritch, P. Eng Kirstine Malloch, MAusIMM Tracy Armstrong, P.Geo Al Hayden, P.Eng James L. Pearson, P.Eng Fred H. Brown, CPG, Pr.Sci.Nat David Burga, P.Geo

San José Mine	Updated Mineral Resource and Reserve Estimate on the San José Silver-Gold Mine	Eugene Puritch, P. Eng Al Hayden, P.Eng James L. Pearson, P.Eng Fred H. Brown, CPG, Pr.Sci.Nat

Los Azules Copper Project

Canadian National Instrument 43-101 Technical Report — Updated Preliminary Assessment — Los Azules Porject, San Juan Province, Argentina, Effective Date: December 1, 2010, Report dated: December 16, 2010.

Kathleen Altman, Ph.D PE Robert Sim, P.Geo Bruce Davis, PhD FAusIMM William Rose, P.E Scott Elfen, P.E Richard Jemielita, PhD, MIMMM

None of the aforementioned firms or persons held any securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

KPMG LLP (“KPMG”), of Toronto, Ontario were appointed as the independent auditors of the Company by the board effective September 29, 2009.  KPMG are independent in accordance with the Rules of Professional Conduct of the Institute of the Chartered Accountants of Ontario.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

National Instrument 52-110 — Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Company to disclose annually in its AIF certain information concerning the constitution of its audit committee and its relationship with its independent auditors.

The Company’s audit committee (the “Audit Committee”) is governed by an Audit Committee Charter, the text of which is attached as Schedule “A” to this AIF.

The Audit Committee is comprised of three directors, Allan J. Marter (Chairman), Victor Lazarovici (since September 11, 2008) and Richard Brissenden (since February 23, 2009).  As defined in NI 52-110, each of Allan J.

Marter, Victor Lazarovici, and Richard Brissenden are “independent”.  Also as defined in NI 52-110, all of the Audit Committee members are “financially literate”.

Each Audit Committee member possesses education or experience that is relevant to the performance of their responsibilities as members of the Company’s Audit Committee.

Mr. Marter has more than 30 years experience in the financial sector of the mining industry.  Mr. Marter was Chief Financial Officer of Golden Star Resources Ltd., a TSX listed company between 1999 and 2006.  Mr. Marter served as President of the board and as a director of EURO Ressources SA until January 2009, a TSX and Euronext listed company from 2005 until January 2009 and has previously served as an officer and director of a number of North American junior exploration and mining companies.  Mr. Marter is also currently a director of Invenio Resources Corp. (previously called Maestro Ventures Ltd.), a TSX-V listed company and from 2006 until March 2011 was a director of Franconia Minerals Corporation, a TSX listed company and a director of Maestro Ventures Ltd., a TSX-V listed company.  Mr. Marter currently (since October 2009) serves as chief financial officer of Copperbelt Minerals Limited, a private BVI company with copper properties in the Democratic Republic of the Congo.

Mr. Lazarovici was the managing director, senior base metals and minerals analyst for BMO Capital Markets (New York) from 1998 to 2008.  From 1993 to 1998, Mr. Lazarovici served as a managing director and senior metals and minerals analyst for Smith Barney (New York).  Mr. Lazarovici has completed the NYSE/NASD Series 86/87 (Research Analyst Qualification Examination) examinations.  Prior to entering the financial services industry, Mr. Lazarovici held several financial management positions in manufacturing and mining industries.  Mr. Lazarovici holds a bachelor of engineering from Sir George Williams University and an MBA from York University.

Mr. Brissenden is a chartered accountant with more than 25 years experience in the mining and exploration sector. Mr. Brissenden serves as a director on several mining companies, including Canuc Resources Corporation, Corona Gold Corporation, Lexam Explorations Inc. and Valdez Gold Inc.

Audit, Audit Related, Tax, and Other Fees

Fiscal Year End	Audit Fees	Audit Related Fees (1)	Tax Fees (2)	All Other Fees (3)
2010	$201,529	$77,508	$22,716	$—
2009	$206,915	$132,324	$—	$49,406

Notes:

(1)   Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”

(2)   Fees charged for tax compliance, tax advice and tax planning services

(3)   Fees for services other than disclosed in any other column

Audit Committee Approval of Audit and Non-Audit Services

The Audit Committee is responsible for overseeing the Company’s independent auditor and pre-approving all services provided by KPMG.  The Audit Committee sets forth its pre-approval in the minutes of its meetings.  “Audit Related Fees” and “Tax Fees” are typically approved separately during regular meetings of the Audit Committee or, on an as-needed basis, the Audit Committee’s Chair is authorized to approve such services in advance on behalf of the Committee with such approval being reported to the full Audit Committee at its next meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans are contained in the Company’s management information circular prepared in connection with the Company’s annual and special meeting of shareholders held on June 18, 2009.  Additional financial information is provided in the Company’s annual financial statements and management discussion and analysis, also filed on SEDAR.

SCHEDULE “A”

MINERA ANDES INC.

(the “Corporation”)

AUDIT COMMITTEE CHARTER

A.            Purpose

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Corporation the primary function of which is to assist the Board in its oversight of the nature and scope of the annual audit, management’s reporting on internal accounting standards and practices, financial information and accounting systems and procedures and financial reporting and statements and to recommend, for approval of the Board, or to approve, the audited financial statements, interim financial statements and any other releases containing financial information.

The primary objectives of the Committee are as follows:

1.     To assist directors meet their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Corporation and related matters.

2.     To oversee the work of the external auditors.

3.     To provide better communication between directors and external auditors.

4.     To enhance the external auditors’ independence.

5.     To increase the credibility and objectivity of financial reports.

6.     To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and the external auditors.

B.            Responsibility of Management and External Auditors

The Committee’s role is one of oversight. Management is responsible for preparing the Corporation’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles (“GAAP”). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditors’ responsibility is to audit the Corporation’s financial statements and provide their opinion, based on their audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Corporation in accordance with GAAP.

C.            Membership and Organization

1.     Composition - The Committee shall be comprised of not less than three independent members of the Board.

2.     Independence - None of the members of the Committee shall be members of management of the Corporation, and all of them shall be “independent” (as such term is used in Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”).

3.     Appointment and Removal of Committee Members - Each member of the Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board or until the earlier of: (a) the close of the next annual meeting of the shareholders of the Corporation at which the member’s term of office expires; (b) the death of the member; or (c) the resignation, disqualification or removal of the member from the Committee or from the Board. The Board may fill the vacancy in the membership of the Committee.

4.     Financial Literacy - All of the members of the Committee shall be “financially literate” within the meaning used in MI 52-110 or a member who is not financially literate must become so within a reasonable period of time following his or her appointment.

5.     Chair - At the time of the annual appointment of the members of the Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall be a member of the Committee, preside over all Committee meetings, coordinate the Committee’s compliance with this Charter, work with management to develop the Committee’s annual work plan and provide reports of the Committee to the Board. The Chair may vote on any matter requiring a vote. In the case of an equality of votes, the Chair shall be entitled to a second or casting vote. The Chair shall report to the Board, as required by applicable law or as deemed necessary by the Committee or as requested by the Board, on matters arising at Committee meetings and, where applicable, shall present the Committee’s recommendation to the Board for its approval.

D.            Functions and Responsibilities

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board. In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by the Alberta Business Corporations Act, by any requirements of stock exchanges on which the securities of the Corporation are listed, and all other applicable laws.

1.     Oversee External Auditors - The Committee shall oversee the work of the external auditors, including reviewing any disagreements between management and the external auditors in connection with the preparation of financial statements and shall communicate directly with the external and any internal auditors.

2.     Internal Controls - The Committee shall monitor the system of internal control. The Committee shall require management to implement and maintain appropriate systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Committee shall consider and review with management and the external auditors:

(a)   the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Corporation’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions.

(b)   any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Corporation’s periodic regulatory filings;

(c)   any material issues raised by any inquiry or investigation by the Corporation’s regulators;

(d)   any related significant issues and recommendations of the external auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

3.     Review Financial Statements - The Committee shall review the annual and interim financial statements of the Corporation and related management’s discussion and analysis (“MD&A”) prior to their approval. The process should include but not be limited to:

(a)   reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years’ financial statements;

(b)   reviewing significant accruals, reserves or other estimates;

(c)   reviewing any “related party” transactions, with related party having the meaning ascribed to it by Canadian securities regulations;

(d)   reviewing accounting treatment of unusual or non-recurring transactions;

(e)   ascertaining compliance with covenants under loan agreements;

(f)    reviewing disclosure requirements for commitments and contingencies;

(g)   reviewing unresolved differences between management and the external auditors;

(h)   obtain explanations of significant variances with comparative reporting periods;

(i)    reviewing any legal matters which could significantly impact the financial statements as reported on by the general counsel and meet with outside counsel whenever deemed appropriate; and

(j)    reviewing audit response letters from the Corporation’s legal counsel made under the Joint Policy Statement of the Canadian Bar Association and the Canadian Institute of Chartered Accountants.

4.     Public Disclosure - The Committee shall review the financial statements, MD&A, annual information forms (“AIF”), management information circulars and any prospectuses as well as all public disclosure containing audited or unaudited financial information (including, without limitation, any press releases disclosing earnings or financial results) before release and prior to Board approval and shall satisfy itself that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements.

5.     Interim Financial Statements - The Committee shall review the interim financial statements and disclosures, and obtain explanations from management as required. After completing its review of the interim financial statements, if advisable, the Committee shall, if so authorized by the Board, approve the interim financial statements and the related MD&A, or if not so authorized by the Board, then approve and recommend them for approval by the Board.

6.     Hiring Policies - The Committee shall review and approve the Corporation’s hiring policies regarding the hiring of partners, employers and former partners and employees of the present and former external auditors of the Corporation. The Committee shall review candidates for the position of Chief Financial Officer of the Corporation and make recommendations to the Board with respect to the appointment of a Chief Financial Officer.

7.     Appointment of External Auditors - With respect to the appointment of external auditors by the Board, the Committee shall:

(a)   recommend to the Board the appointment of the external auditors;

(b)   recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors shall communicate directly to the Committee;

(c)   on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Corporation to determine the auditors’ independence;

(d)   review the performance of the external auditors;

(e)   when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

(f)    review and approve in advance any non-audit services to be provided to the Corporation or its subsidiaries by the external auditors and consider the impact on the independence of such auditors, including reviewing the range of services provided in the context of all consulting services bought by the Corporation. The Committee may delegate to one or more members the authority to approve non—audit services, provided that the member report to the Committee at the next scheduled meeting such pre—approval and the member comply with such other procedures as may be established by the Committee from time to time.

8.     Evaluation and Rotation of Lead Partner - At least annually, the Committee shall review the qualifications and performance of the lead partners of the external auditors. The Committee shall obtain a report from the external auditors annually verifying that the lead partner of the external auditors has served in that capacity for no more than five fiscal years of the Corporation and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

9.     Review with External Auditors - Review with external auditors (and internal auditor if one is appointed by the Corporation) their assessment of the internal controls of the Corporation, their written reports containing recommendations for improvement, and management’s response and follow-up to any identified weaknesses. The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Corporation and its subsidiaries.

10.   Risk Policies and Procedures - The Committee shall review risk management policies and procedures of the Corporation (e.g. hedging, litigation and insurance), regarding current areas of great financial risk and whether management is managing these effectively.

11.   Treatment of Complaints/Submissions - The Committee shall review and approve the establishment by management of procedures for the receipt, retention and treatment of complaints received by the Corporation from employees or others, regarding accounting, internal accounting controls, or auditing matters as well as the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

12.   Investigations - The Committee shall have the authority to investigate any financial activity of the Corporation. All employees of the Corporation are to cooperate as requested by the Committee.

13.   Retain Experts - The Committee may retain independent counsel, persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at the expense of the Corporation without any further approval of the Board. The Committee has the authority to set, and have the Corporation, pay the compensation for any such persons engaged by the Committee.

14. Advising Board - The Committee shall ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

15.   Updates to Charter - The Committee shall review and recommend to the Board any updates to the Audit Committee Charter. All changes to the Audit Committee Charter shall be approved by the Board.

E.            Adoption of the Audit Committee Charter and Amendments

1.     This Charter was adopted and approved by the Board of Directors of the Corporation on May 20, 2005.